Exhibit 99.22

FIRE & FLOWER HOLDINGS CORP.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

DEBENTURE INDENTURE

April 28, 2020

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DEBENTURE INDENTURE

THIS INDENTURE (the “Indenture”) is dated as of the 27TH day of April, 2020.

BETWEEN:

FIRE & FLOWER HOLDINGS CORP., a corporation existing under the laws of Canada and having an office in the City of Toronto, (“the Corporation”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and having an office in the City of Toronto (the “Trustee”)

Recitals:

A.	The Corporation wishes to create and issue the Debentures in the manner herein provided;

B.	The Corporation is duly authorized to create and issue the Debentures to be issued as herein provided; and

C.	When certified by the Trustee and issued as in this Indenture provided, all necessary steps in relation to the Corporation have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation.

The foregoing statements and recitals are made by the Corporation and not by the Trustee.

The parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

(b)	“ACT Debentures” means the $25,989,985.42 principal amount of 8.0% convertible debentures issued by the Corporation to 2707031 Ontario Inc. on August 7, 2019 and any extension or refinancing thereof;

(c)	“ACT Series A Warrants” means the 30,634,322 series A warrants to purchase Common Shares issued by the Corporation to 2707031 Ontario Inc. on August 7, 2019 and any Subsequent Warrants (as such term is defined in the certificate representing the ACT Series A Warrants);

(d)	“Additional Debentures” means Debentures of any one or more series, other than the Initial Debentures, issued under this Indenture;

(e)	“Applicable Securities Legislation” means, as applicable, the securities laws, regulations, rules, rulings and orders in each of the provinces of Canada, and the applicable policy statements issued by the securities regulators in each of the provinces of Canada, together with all other securities laws, statutes, rules, regulations, by-laws, policies, guidelines, orders, decisions, rulings and awards, applicable in the jurisdictions in which the Debentures will be offered, sold, issued and purchased;

(f)	“Auditors of the Corporation” means an independent firm of chartered professional accountants duly appointed as auditors of the Corporation;

(g)	“Beneficial Owner” means any Person who holds a beneficial interest in a Debenture that is represented by a Debenture Certificate or an Uncertificated Debenture registered in the name of CDS or its nominee, for the purposes of being held by or on behalf of CDS as custodian for Participants;

(h)	“Board” means the board of directors of the Corporation as may be constituted from time to time;

(i)	“Book Based Only Debentures” means Debentures issued under this Indenture in non- certificated form which are held only by way of a book based (electronic) register maintained by the Trustee;

(j)	“Business Day” means any day other than a Saturday, Sunday or any other day that the Trustee in Toronto, Ontario is not generally open for business;

(k)	“Cannabis Business” means the distribution and retail sale of cannabis for adult recreational purposes and uses in Canada and includes any business that is reasonably related or ancillary thereto (including the sale of cannabis accessories), as well as any services related to cannabis and, with respect to Hifyre Inc., means website and software development;

(l)	“Cannabis Permits” means all permits or licences of any nature held by the Corporation or any subsidiary of the Corporation, as of the date of this Indenture or thereafter, under Canadian federal, provincial and territorial law, and regulations made thereunder, that are necessary to lawfully conduct or maintain, directly or indirectly, the Corporation’s cannabis-related activities and interests;

(m)	“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases or financing leases on a balance sheet of such Person under generally accepted accounting principles, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with generally accepted accounting principles;

(n)	“CDS” or the “Depository” means CDS Clearing and Depository Services Inc. or such other clearing agency appointed by the Corporation as contemplated herein;

(o)	“Charge” means the liens and security interests created by or intended to be created by this Indenture, including but not limited to the security interest granted pursuant to Section 5.1;

(p)	“Collateral” has the meaning ascribed thereto in Section 5.1;

(q)	“Common Shares” means Common Shares in the capital of the Corporation, as such Common Shares are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, “Common Shares” shall mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(r)	“Conversion Price” means the dollar amount for which each Common Share may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 6 and, for greater certainty, the Conversion Price for the Initial Debentures is $0.50, subject to adjustment in accordance with the provisions of Article 6;

(s)	“Corporation” means Fire & Flower Holdings Corp. and includes any successor to Fire & Flower Holdings Corp. which shall have complied with the provisions of Article 11;

(t)	“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by the Corporation and acceptable to the Trustee;

(u)	“Current Market Price” means, at any date, the volume weighted average trading price per share at which the Common Shares have traded:

(i)	on the Exchange; and

(ii)	if the Common Shares are not listed on any stock exchange, on any over-the- counter market on which the Common Shares are trading, as may be selected for this purpose by the Board, acting reasonably;

during the 10 consecutive trading days before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the exchange or market, as the case may be, during the 10 consecutive trading days by the number of Common Shares sold or, if not traded on any recognized exchange or market, as determined by the Board, acting reasonably;

(v)	“Date of Conversion” has the meaning ascribed thereto in Section 6.4;

(w)	“Debenture Certificate” means a certificate evidencing Debentures, in the case of the Initial Debentures, substantially in the form attached as Schedule “A” hereto;

(x)	“Debentureholders” or “holders” means the Persons for the time being entered in the register for Debentures as registered holders of Debentures or any transferees of such Persons by endorsement or delivery;

(y)	“Debentures” means the debentures or other evidences of indebtedness of the Corporation issued and certified hereunder, or deemed to be issued and certified hereunder, including, without limitation, the Initial Debentures, and for the time being outstanding, whether in definitive or interim form;

(z)	“Defeased Debentures” has the meaning ascribed thereto in Section 10.6(b); (aa) “deemed year” has the meaning ascribed thereto in Section 2.11(b);

(bb)	“Event of Default” has the meaning ascribed thereto in Section 9.1;

(cc)	“Exchange” means the Toronto Stock Exchange or such other principal exchange on which the Common Shares are then trading;

(dd)	“Exchange Approval” means the written approval of the Exchange as it relates to the Interest Election or the exercise of the Subscription Receipts into Initial Debentures, as applicable;

(ee)	“Existing LCs” means, collectively, the following letters of credit previously issued by ATB Financial on behalf of Fire & Flower Inc. for the benefit of: (i) Macleod Trail GP Inc. in the amount of $102,945.94 (LC# 2219682 / LN# 760-35012217300); and (ii) Minister of Finance Government of Manitoba in the amount of $50,000 (LC# 2452851 / LN# 760-36280635500);

(ff)	“Expiration Date” has the meaning ascribed thereto in Section 6.5(e);

(gg)	“Expiration Time” has the meaning ascribed thereto in Section 6.5(e);

(hh)	“Extraordinary Resolution” has the meaning ascribed thereto in Section 13.12;

(ii)	“Forced Conversion Date” has the meaning ascribed thereto in Section 6.6;

(jj)	“Forced Conversion Notice” has the meaning ascribed thereto in Section 6.6;

(kk)	“generally accepted accounting principles” means generally accepted accounting principles from time to time approved by the Chartered Professional Accountants of Canada;

(ll)	“Governmental Authority” or “Governmental Authorities” means any of the governments of Canada, the United States, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government;

(mm)	“Initial Debentures” means the Debentures designated as “8.0% Secured Convertible Debentures” and described in Section 2.4;

(nn)	“Initial Payment Date” has the meaning ascribed thereto in Section 2.4(d); (oo) “Interest Election” has the meaning ascribed thereto in Section 2.11(c);

(pp)	“Interest Election Notice” has the meaning ascribed thereto in Section 2.11(c);

(qq)	“Interest Obligation” means the obligation of the Corporation to pay interest on the Debentures, as and when the same becomes due;

(rr)	“Interest Payment Date” means a date specified in a Debenture as the date on which interest on such Debenture shall become due and payable;

(ss)	“Investment” means any one or more of the following: (i) any purchase or other acquisition of shares or other securities of any Person; (ii) any form of financial assistance (by means of a loan, guarantee or otherwise) to or for the benefit of any Person; (iii) any loan to any Person; (iv) any other extension of credit to any Person, other than in the ordinary course of business; (v) any capital contribution to any other Person; and (vi) any other purchase or other acquisition of any assets or property from any Person, other than in the ordinary course of business;

(tt)	“Hostile Acquisition” means an acquisition where the board of directors or like body of such entity, or the holders of all of the securities of such entity, have not approved, accepted or recommended to its securityholders acceptance of such acquisition;

(uu)	“Kelowna Acquisition” means the acquisition contemplated by the amended and restated asset purchase agreement dated as of April 6, 2020, among the Corporation, Fire & Flower Inc. and Flora (Bernard) Enterprises Inc.;

(vv)	“Maturing Debentures” the 8% unsecured convertible debentures in an aggregate principal amount of $27,168,000, issued pursuant to the Maturing Indenture;

(ww)	“Maturing Indenture” means the debenture indenture dated June 26, 2019, between the Corporation and Computershare Trust Company of Canada in respect of the Maturing Debentures;

(xx)	“Maturity Account” means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Trustee) for each series of Debentures pursuant to and in accordance with this Indenture;

(yy)	“Maturity Date” means the date specified for maturity of any Debentures and for the Initial Debentures has the meaning set forth in Section 2.4(c) hereof;

(zz)	“NCI Letter of Instruction” means the NCI System letter of instruction provided by the Depository to the Trustee in connection with the conversion of the Debentures;

(aaa)	“NCI System” means a non-certificated inventory system for Debentures maintained by the Depository, as may be changed, supplemented, replaced or otherwise modified from time to time;

(bbb)	“NI 62-104” means National Instrument 62-104 Take-Over Bids and Issuer Bids;

(ccc)	“Offering” means the private placement offering in Canada and the United States by the Corporation of up to an aggregate of 28,000 Initial Debentures and/or Subscription Receipts;

(ddd)	“Officer’s Certificate” means a certificate of the Corporation signed by any one authorized officer or director of the Corporation in his or her capacity as an officer or director of the Corporation, as the case may be, and not in his or her personal capacity;

(eee)	“Owned Real Property” means the real property owned by the Corporation or one of its direct or indirect Subsidiaries comprised of land and building (excepting mines and minerals) located at: (i) 9629 - 82 Avenue NW, Edmonton, Alberta; (ii) 100-343 70th St E, Saskatoon, Saskatchewan; and (iii) 129 York Street, Ottawa, Ontario;

(fff)	“Participant” means a broker, dealer, bank, other financial institution or other person for whom a Depository from time to time effects book-entries for a Book Based Only Debenture;

(ggg)	“Periodic Offering” means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the redemption provisions, if any, with respect thereto, are to be determined by the Corporation upon the issuance of such Debentures from time to time;

(hhh)	“Permitted Acquisition” means any acquisition by the Corporation or any direct or indirect Subsidiary of the Corporation (each an “Acquiring Person”):

(i)	where no Event of Default has occurred and is continuing or would be caused thereby;

(ii)	which is of a Person organized in and carrying on business only in Canada and which is in the Cannabis Business (or if an asset acquisition, is of assets located in Canada and used or useful in the Cannabis Business);

(iii)	which: (1) if such acquisition is an acquisition of assets, the Acquiring Person acquires all or substantially all of the assets of the proposed acquisition target or

(2) if such acquisition is an acquisition of equity securities, such Acquiring Person acquires or otherwise owns not less than 100% of the equity securities of the proposed acquisition target;

(iv)	where the purchase price of such acquisition does not exceed $ ; provided that the Kelowna Acquisition shall not be subject to the $ limit;

(v)	where the purchase price of such acquisition, when totaled with the purchase price of all other acquisitions made during the same fiscal year of the Acquiring Person, does not exceed $ ; provided that the purchase price in respect of the Kelowna Acquisition shall not be included for the purposes of determining compliance with the $ limit set forth in this paragraph (v);

(vi)	in respect of which the Trustee will have:

(A)	a security interest (subject only to Permitted Encumbrances) over the assets to be acquired;

(B)	if such acquisition is an acquisition of equity securities of any Person, a full recourse guarantee from, and a security interest (subject only to Permitted Encumbrances) over the assets of, such Person and its subsidiaries; and

(C)	received such security documents, legal opinions and other documents as the Trustee may reasonably require, in each case, in form and substance satisfactory to the Trustee (acing reasonably);

(vii)	in respect of which the Trustee has received satisfactory evidence that the business or assets acquired shall be free and clear of all security interests, other than Permitted Encumbrances;

(viii)	in respect of which the Corporation has demonstrated to the Trustee’s satisfaction (acting reasonably) that the Acquiring Person has sufficient funding to close such acquisition;

(ix)	in respect of which the Corporation has demonstrated to the Trustee’s satisfaction (acting reasonably) that all operating permits, approvals and consents relating to such acquisition are in place; and

(x)	any acquisition approved by the holder of Senior Indebtedness;

provided that, notwithstanding the foregoing, a Hostile Acquisition shall not be a Permitted Acquisition;

(iii)	“Permitted Debt” means, in respect of the Corporation and any direct or indirect Subsidiary of the Corporation, the following:

(i)	any indebtedness owing hereunder or under the Security Documents;

(ii)	any indebtedness owing to a holder of Senior Indebtedness;

(iii)	trade payables incurred in the ordinary course of business;

(iv)	any indebtedness owing to:

(A)	the Corporation by any direct or indirect Subsidiary of the Corporation, and

(B)	any direct or indirect Subsidiary of the Corporation by the Corporation;

(v)	any unsecured advances from affiliates/shareholders;

(vi)	Capital Lease Obligations, provide that the aggregate principal amount of such indebtedness shall not exceed $ in the aggregate at any time;

(vii)	indebtedness secured by Purchase Money Security Interests, provide that the aggregate principal amount of such indebtedness shall not exceed $ in the aggregate at any time;

(viii)	indebtedness of the Corporation under the ACT Debentures, provided that the aggregate principal amount of such indebtedness shall not exceed $25,989,985.42 in the aggregate;

(ix)	until the maturity thereof, indebtedness of the Corporation under the Maturing Debentures, provided that the aggregate principal amount of such indebtedness shall not exceed $27,168,000 in the aggregate at any time;

(x)	Indebtedness in respect of the Promissory Note, provided that the aggregate principal amount of Indebtedness permitted by this clause (x) shall not exceed

$               in the aggregate at any time;

(xi)	Indebtedness owing by Fire & Flower Inc. in respect of the Existing LCs, provided that the aggregate principal amount of Indebtedness permitted by this clause (xi) shall not exceed $ in the aggregate at any time; and

(xii)	other unsecured Indebtedness which is not otherwise Permitted Debt; provided that the aggregate outstanding principal amount of all such obligations does not, in the aggregate at any time, exceed $ ;

(jjj)	“Permitted Encumbrances” means, in respect of the Corporation or any direct or indirect Subsidiary of the Corporation:

(i)	liens for taxes, assessments or governmental charges not yet due or delinquent or the validity of which is being contested in good faith;

(ii)	liens arising in connection with workers’ compensation, unemployment insurance, pension, employment or other social benefits laws or regulations which are not yet due or delinquent or the validity of which is being contested in good faith;

(iii)	the lien or any right of distress reserved in or exercisable under any real property lease for rent in respect of which the Corporation is not in default;

(iv)	liens under or pursuant to any judgment rendered or claim filed which are or will be appealed in good faith provided any execution thereof has been stayed;

(v)	the right reserved to or vested in any municipality or government or other public authority by the terms of any lease, licence, franchise, grant or permit or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi)	undetermined or inchoate liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which is being contested in good faith by appropriate proceedings;

(vii)	liens arising by operation of law such as builders’ liens, carriers’ liens, materialmens’ liens and other liens of a similar nature which relate to obligations not due or delinquent or the validity of which is being contested in good faith by appropriate proceedings;

(viii)	easements, rights-of-way, servitudes or other similar rights in land (including, without in any way limiting the generality of the foregoing, rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other Persons which singularly or in the aggregate do not materially detract from the value of the land concerned or materially impair its use in the operation of the business of the Corporation or any such Subsidiary;

(ix)	security given to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of the Corporation or any such Subsidiary, all in the ordinary course of its business which singularly or in the aggregate do not cause a material adverse effect on the property of financial condition of the Corporation or any such Subsidiary;

(x)	the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions to title;

(xi)	operating leases;

(xii)	liens to secure Capital Lease Obligations to the extent permitted by paragraph 1.1(iii)(vi);

(xiii)	security interests granted or assumed to finance the purchase of any property or asset (a “Purchase Money Security Interest”) where:

(A)	the security interest is granted at the time of or within 60 days after the purchase,

(B)	the security interest is limited to the property and assets acquired, and

(C)	the indebtedness represented by all Purchase Money Security Interests is permitted under paragraph 1.1(iii)(vii) and 1.1(iii)(vii);

(xiv)	security interests or liens (other than those hereinbefore listed) of a specific nature (and excluding for greater certainty floating charges) on properties and assets having a fair market value not in excess of $ in aggregate;

(xv)	any security interest created by or pursuant to this Indenture and the Security Documents and any other lien granted to the Trustee to secure the Secured Obligations; or

(xvi)	any security interest, lien or other encumbrance granted to the holder of Senior Indebtedness;

(kkk)	“Permitted Investment” means any one or more of the following:

(i)	Investments in or to the Corporation or any direct or indirect Subsidiary of the Corporation; and

(ii)	Investments that are Permitted Acquisitions;

(lll)	“Permitted Payments” means: (i) with respect to the Maturing Debentures only, the payment contemplated by the provisions of Section 7.30; and (ii) with respect to the Subordinate Debentures, regularly scheduled interest payments or payment by way of issuance of Common Shares;

(mmm)	“Person” includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(nnn)	“PPSA” means the Personal Property Security Act (Ontario), as amended, re-enacted or replaced from time to time;

(ooo)	“Privacy Laws” has the meaning ascribed thereto in Section 15.19;

(ppp)	“Promissory Note” means the unsecured promissory note dated April 15, 2020 issued by Fire & Flower Inc. in favour of Flora (Bernard) Enterprises Inc. in the principal amount of Cdn. $ in connection with the Kelowna Acquisition;

(qqq)	“Redemption Date” has the meaning attributed thereto in Section 4.3; (rrr) “Redemption Notice” has the meaning attributed thereto in Section 4.3;

(sss)	“Redemption Price” means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture;

(ttt)	“Regulation D” means Regulation D adopted by the United States Securities and Exchange Commission under the 1933 Act;

(uuu)	“Regulation S” means Regulation S adopted by the United States Securities and Exchange Commission under the 1933 Act;

(vvv)	“Security Documents” means, collectively: (i) this Indenture; (ii) the general security agreement dated on the date hereof between the Trustee and the Corporation; (iii) the pledge agreement dated on the date hereof between the Trustee and the Corporation, as each document may be amended, modified or restated from time to time; (iv) a guarantee of the obligations of the Corporation hereunder from each Subsidiary of the Corporation in favour of the Trustee; and (v) a general security agreement dated on the date hereof between the Trustee and each Subsidiary of the Corporation;

(www)	“Secured Obligations” means all indebtedness, liabilities and obligations of the Corporation under this Indenture and the Debentures and any other security agreements granted in connection with the Offering (including, for certainty, the Security Documents), including compliance by the Corporation with all other covenants, indemnities, terms, conditions, agreements and other requirements herein and therein contained;

(xxx)	“Senior Indebtedness” means up to $25,000,000 of secured debt to be issued by the Corporation to third parties following the date hereof;

(yyy)	“Serial Meeting” has the meaning ascribed thereto in Section 13.2(b)(i);

(zzz)	“Subordinate Debentures” means, collectively, the ACT Debentures and the Maturing Debentures.

(aaaa)	“Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario);

(bbbb)	“Subscription Receipt Agreement” means the subscription receipt agreement entered into between the Corporation and Computershare Trust Company of Canada, as subscription receipt agent, dated the date hereof;

(cccc)	“Subscription Receipts” means subscription receipts of the Corporation whereby each such subscription receipt shall automatically convert into Initial Debentures upon satisfaction and/or wavier of certain escrow release conditions as set out in the Subscription Receipt Agreement;

(dddd)	“Substantial Holder” means any Debenture Holder, and any Person acting in combination or in concert with such Debenture Holder, that at any point in time holds greater than $7,500,000 principal amount of Initial Debentures (including any principal amount of Initial Debentures issued in connection with the Interest Election);

(eeee)	“Successor” has the meaning ascribed thereto in Section 11.1;

(ffff)	“Tax Act” means the Income Tax Act (Canada) as amended from time to time;

(gggg)	“trading day” means a day on which the Exchange is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

(hhhh)	“this Indenture”, “this Debenture Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(iiii)	“Time of Expiry” means the time of expiry of certain rights with respect to the conversion of Debentures under Article 6 which is to be set forth for each series of Debentures which by their terms are to be convertible and for the Initial Debentures, has the meaning set forth in Section 2.4(g) hereof;

(jjjj)	“trading day” means any day on which the Exchange is open for trading or quotation;

(kkkk)	“Trustee” means Computershare Trust Company of Canada or its successor or successors for the time being as trustee hereunder;

(llll)	“Uncertificated Debenture” means any Debenture which is not issued as part of a Debenture Certificate;

(mmmm)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(nnnn)	“U.S. Legend” has the meaning ascribed thereto in Section 2.15;

(oooo)	“U.S. Purchaser” means a purchaser of Debentures that (i) received an offer to purchase Debentures in the United States; or (ii) placed its order to purchase Debentures from within the United States; provided, however, that the term “U.S. Purchaser” does not include a purchaser of Debentures that purchases such Debentures in an “offshore transaction” pursuant to Rule 902(h)(3) of the 1933 Act;

(pppp)	“Withholding Taxes” has the meaning ascribed thereto in Section 7.9; and

(qqqq)	“Written Direction of the Corporation” means a direction or request, in writing, signed by any one officer or director of the Corporation on behalf of the Corporation.

1.2	Meaning of “Outstanding”

Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Trustee for cancellation, conversion or redemption and monies and/or Common Shares, as the case may be, for the payment thereof shall have been set aside under Article 10, provided that:

(a)	Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b)	when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c)	for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Corporation shall be disregarded except that:

(i)	for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, acquisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Trustee knows are so owned shall be so disregarded; and

(ii)	Debentures so owned which have been pledged in good faith other than to the Corporation shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Corporation or a Subsidiary of the Corporation.

1.3	Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)	all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c)	all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture; and

(d)	words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.4	Headings Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5	Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6	Applicable Law

This Indenture and the Debentures shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7	Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.8	Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Initial Debentures attached hereto as Schedule “A”, be drawn up in the English language only.

1.10	Successors and Assigns

All covenants and agreements in this Indenture by the Corporation shall bind its successors and assigns, whether expressed or not.

1.11	Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures, the Trustee and the holders of Common Shares (to the extent provided in Section 9.11), any benefit or any legal or equitable right, remedy or claim under this Indenture.

ARTICLE 2

THE DEBENTURES

2.1	Limit of Debentures

Subject to the limitation in respect of the Initial Debentures set out in Section 2.4(a), the aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.2	Terms of Debentures of any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series:

(a)	the designation of the Debentures of the series (which need not include the term “Debentures”), which shall distinguish the Debentures of the series from the Debentures of all other series;

(b)	any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Sections 2.9, 2.10, 3.3 and 3.6);

(c)	the date or dates on which the principal of the Debentures of the series is payable;

(d)	the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e)	the place or places where the principal of and any interest on Debentures of the series shall be payable or where any Debentures of the series may be surrendered for registration of transfer or exchange;

(f)	the right, if any, of the Corporation to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise;

(g)	the obligation, if any, of the Corporation to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(i)	subject to the provisions of this Indenture, any trustees, depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(j)	any other events of default or covenants with respect to the Debentures of the series;

(k)	whether and under what circumstances the Debentures of the series will be convertible into or exchangeable for securities of the Corporation or any other Person;

(l)	the form and terms of the Debentures of the series;

(m)	if applicable, that the Debentures of the series shall be issuable in whole or in part as Book Based Only Debentures, and, in such case, the Depository or Depositories for such Book Based Only Debentures in whose name the Book Based Only Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.9 or those applicable with respect to any specific set of Debentures, as the case may be, in which any such Book Based Only Debentures may be exchanged for Certificated Debentures, or transferred to and registered in the name of a person other than the Depository for such Book Based Only Debentures or a nominee thereof;

(n)	if other than Canadian currency, the currency in which the Debentures of the series are issuable; and

(o)	any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the directors of the Corporation, as specified in an Officer’s Certificate or in a supplemental indenture hereto. All Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the directors of the Corporation, as specified in an Officer’s Certificate or in a supplemental indenture hereto.

2.3	Form of Debentures

Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the directors of the Corporation (as set forth in a resolution of the directors of the Corporation or to the extent established pursuant to, rather than set forth in, a resolution of the directors of the Corporation in an Officer’s Certificate detailing such establishment) and in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the director or officer of the Corporation executing such Debentures, as conclusively evidenced by his or her execution of such Debentures.

2.4	Form and Terms of Initial Debentures

(a)	The first series of Debentures (the “Initial Debentures”) authorized for issue is limited to an aggregate principal amount of $28,000,000, plus any additional principal amount of Initial Debentures to be issued in connection with the Interest Election, and shall be designated as “8.0% Secured Convertible Debentures”. For certainty: (i) Initial Debentures may be issued pursuant to the Indenture after the date hereof, including but not limited to, the exercise of the Subscription Receipts pursuant to the terms of the Subscription Receipt Agreement; and (ii) such Initial Debentures issued after the date hereof shall not be considered Additional Debentures and shall have all of the same terms and conditions of the Initial Debentures, including, but not limited to redemption or lack thereof.

(b)	The Trustee has been appointed as transfer agent and registrar of the Initial Debentures.

(c)	The Initial Debentures shall mature on:

(i)	June 1, 2021 (the “Initial Maturity Date”); or

(ii)	April 28, 2022 (the “Extended Maturity Date”; and the “Maturity Date” for the Initial Debentures shall mean either the Initial Maturity Date or Extended Maturity Date, as applicable), only in the event that on or before June 1, 2021 (A) all of the ACT Debentures are converted or otherwise repaid; and (B) all of the Series A Warrants are exercised or cancelled if and only if such cancelled Series A Warrants would, if exercised, result in 2707031 Ontario Inc. (or an affiliate thereof) owning greater than 19.9% of the then outstanding issued and outstanding Common Shares.

For certainty, the Trustee shall receive an Officer’s Certificate not less than five Business Days prior to the Initial Maturity Date in the event the maturity date of the Initial Debentures is extended to the Extended Maturity Date.

(d)	The Initial Debentures shall bear interest from the date hereof (regardless of their respective date of issue) at the rate of 8.0% per annum compounded annually, payable semi-annually in arrears on June 30 and December 31 in each year, the first such payment to fall due on December 31, 2020 (the “Initial Payment Date”) and the last such payment to fall due on the Maturity Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded annually. For certainty, the first interest payment will include accrued interest from and including the respective date of issuance of the Initial Debentures to but excluding the Initial Payment Date and the last interest payment will include accrued interest from and including the last day on which interest is due hereunder to but excluding the Maturity Date. The payment to be made on the Initial Payment Date shall be $54.00 in respect of each $1,000 principal amount of Initial Debentures.

(e)	The Initial Debentures will not be redeemable by the Corporation.

(f)	The Secured Obligations, including the payment of the principal of, and interest on, the Initial Debentures shall rank senior in right of payments on all other indebtedness, secured or unsecured, of the Corporation, other than Senior Indebtedness. Any security interest granted in respect of the Debentures, including the Initial Debentures, shall be subordinate, and is hereby postponed, to any security interest, charge, mortgage, or other encumbrance granted by the Corporation in favour of any holder of the Senior Indebtedness.

(g)	Upon and subject to the provisions and conditions of Article 6, the holder of each Initial Debenture shall have the right, at such holder’s option, at any time when the register of the Trustee is open, prior to 5:00 p.m. (Toronto time) on the Business Day immediately prior to the Maturity Date (the earlier of which will be the “Time of Expiry” for the purposes of Article 6 in respect of the Initial Debentures), to convert the whole or any part, which is $1,000 or an integral multiple thereof or such other amount as determined by the Corporation, of the principal amount of such Initial Debenture into Common Shares at the Conversion Price in effect on the Date of Conversion. As of the date hereof, the Conversion Price for the Initial Debentures is $0.50, subject to adjustment in accordance with the provisions of Article 6.

Subject to the Interest Election set out in Section 2.11(c), Debentureholders converting their Initial Debentures will receive, in cash, all interest which has accrued from and including the last Interest Payment Due, to, but excluding, the Date of Conversion and which has not been paid. The Conversion Price applicable to and the Common Shares, securities or other property receivable on the conversion of the Initial Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

No holder of Initial Debentures shall convert such number of Initial Debentures if such conversion will result in the holder owning (directly or indirectly) more than 9.99% of the then issued and outstanding Common Shares until such Person’s Personal Information Form and Consent for Disclosure of Criminal Record Information (or such other substantially similar instrument if the Common Shares are not then trading on the Toronto Stock Exchange) has been cleared by the Exchange.

(h)	The Initial Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000 or such other amount as may be determined by the Corporation. Each Initial Debenture and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule “A”, and shall be dated the date hereof (regardless of their actual date of issue), with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of the Exchange or securities regulatory authority or to conform with general usage, all as may be determined by the director or officer of the Corporation executing such Initial Debenture in accordance with Section 2.7 hereof, as conclusively evidenced by his or her execution of an Initial Debenture. Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the Board as specified in an Officer’s Certificate. The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another, including non-certificated electronic form.

(i)	The Initial Debentures shall be subject to a “hold period” under Applicable Securities Legislation and may not be resold until the expiry of such hold period except in accordance with limited exemptions under Applicable Securities Legislation and: (i) certificates representing the Initial Debentures shall be substantially in the form attached hereto as Schedule “A”, shall bear such distinguishing letters and numbers as the Corporation, with the approval of the Trustee, may prescribe, shall be issuable in any whole number denominations and shall bear a legend in substantially the following form; and (ii) Uncertificated Debentures shall be issued in electronic form and held under a restricted CUSIP/ISIN number indicating that the resale of such securities is restricted as follows:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE AUGUST 29, 2020

In additional to the foregoing, as may be required under Applicable Securities Legislation:

(i)	any certificates evidencing Common Shares issued upon conversion of the Initial Debentures; and

(ii)	any Common Shares issued in electronic form upon conversion of the Initial Debentures may have a CUSIP/ISIN number indicating that the resale of such securities is restricted as set forth in the legend above,

All Initial Debentures issued and sold in reliance on the exemption from registration under the 1933 Act provided by Rule 506(b) of Regulation D under the 1933 Act shall be issued in certificated form and shall bear the U.S. Legend.

Notwithstanding the foregoing but subject to the immediately preceding paragraph, an Initial Debenture may be in such other form or forms as may, from time to time, be approved pursuant to Section 2.4(h).

2.5	Certification and Delivery of Additional Debentures

The Corporation may from time to time request the Trustee to certify and deliver Additional Debentures of any series by delivering to the Trustee the documents referred to below in this Section 2.4 whereupon the Trustee shall certify such Debentures and cause the same to be delivered in accordance with the Written Direction of the Corporation referred to below or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Written Direction of the Corporation. The maturity date, issue date, interest rate (if any) and any other terms of the Debentures of such series shall be set forth in or determined by or pursuant to such Written Direction of the Corporation and procedures. In certifying such Debentures, the Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(a)	an executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures were established;

(b)	a Written Direction of the Corporation requesting certification and delivery of such Additional Debentures and setting forth delivery instructions, provided that, with respect to Debentures of a series subject to a Periodic Offering:

(i)	such Written Direction of the Corporation may be delivered by the Corporation to the Trustee prior to the delivery to the Trustee of such Additional Debentures of such series for certification and delivery;

(ii)	the Trustee shall certify and deliver Additional Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Written Direction of the Corporation or pursuant to procedures acceptable to the Trustee as may be specified from time to time by a Written Direction of the Corporation; and

(iii)	the maturity date or dates, issue date or dates, interest rate or rates (if any) and any other terms of Additional Debentures of such series shall be determined by an executed supplemental indenture;

(c)	an opinion of Counsel, in form and substance satisfactory to the Trustee, acting reasonably, to the effect that all requirements imposed by this Indenture or by law in connection with the proposed issue of Additional Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(d)	an Officer’s Certificate certifying that the Corporation is not in default under this Indenture, that the terms and conditions for the certification and delivery of Additional Debentures (including those set forth in Section 15.5), have been complied with subject to the delivery of any documents or instruments specified in such Officer’s Certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.6	Non-Certificated Deposit

(a)	Subject to the provisions hereof and specific jurisdictional investor requirements, at the Corporation’s option, Debentures may be issued and registered in the name of CDS or its nominee and:

(i)	the deposit of which may be confirmed electronically by the Trustee to a particular Participant through CDS; and

(ii)	shall be identified by a specific CUSIP/ISIN as requested by the Corporation from CDS to identify each specific series of Debentures.

(b)	If the Corporation issues Debentures in a non-certificated format, Beneficial Owners of such Debentures registered and deposited with CDS shall not receive Debenture Certificates in definitive form and shall not be considered owners or holders thereof under this Indenture or any supplemental indenture. Beneficial interests in Debentures registered and deposited with CDS will be represented only through the non-certificated inventory system administered by CDS. Transfers of Debentures registered and deposited with CDS between Participants shall occur in accordance with the rules and procedures of CDS. Neither the Corporation nor the Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS or its nominee, on account of the beneficial interests in Debentures registered and deposited with CDS. Nothing herein shall prevent the Beneficial Owners of Debentures registered and deposited with CDS from voting such Debentures using duly executed proxies.

(c)	All references herein to actions by, notices given or payments made to Debentures shall, where Debentures are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the Participants in accordance with its rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Debentureholders evidencing a specified percentage of the aggregate Debentures outstanding, such direction or consent may be given by Beneficial Owners acting through CDS and the Participants owning Debentures evidencing the requisite percentage of the Debentures. The rights of a Beneficial Owner whose Debentures are held through CDS shall be exercised only through CDS and the Participants and shall be limited to those established by law and agreements between such holders and CDS and the Participants upon instructions from the Participants. Each of the Trustee and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Debentures and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(d)	For so long as Debentures are held through CDS, if any notice or other communication is required to be given to Debentureholders, the Trustee will give such notices and communications to CDS.

(e)	If CDS resigns or is removed from its responsibility as Depository and the Trustee is unable or does not wish to locate a qualified successor, CDS shall provide the Trustee with instructions for registration of Debentures in the names and in the amounts specified by CDS and the Corporation shall issue and the Trustee shall Authenticate and deliver the aggregate number of Debentures then outstanding in the form of definitive Debenture Certificates representing such Debentures.

(f)	The rights of Beneficial Owners who hold securities entitlements in respect of the Debentures through the non-certificated inventory system administered by CDS shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and the Beneficial Owners who hold securities entitlements in respect of the Debentures through the non-certificated inventory system administered by CDS, and such rights must be exercised through a Participant in accordance with the rules and procedures of the Depository.

(g)	Notwithstanding anything herein to the contrary, none of the Corporation nor the Trustee nor any agent thereof shall have any responsibility or liability for:

(i)	the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Debentures or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any Person in any Debenture represented by an electronic position in the non-certificated inventory system administered by CDS (other than the Depository or its nominee);

(ii)	for maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest; or

(iii)	any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant.

(h)	The Corporation may terminate the application of this Section 2.6 in its sole discretion in which case all Debentures shall be evidenced by Debenture Certificates registered in the name of a Person other than the Depository.

(i)	Notwithstanding the foregoing, upon request of the Beneficial Owner, through CDS, the Trustee shall issue definitive Debentures in respect of the interest of such Beneficial Owner, in which case the Uncertificated Debentures representing such Debentures shall be reduced accordingly and such Debentures shall be duly registered as directed by CDS.

2.7	Execution of Debentures

Unless issued as Book Based Only Debentures, all Debentures shall be signed (either manually or by electronic signature) by any one authorized director or officer of the Corporation holding office at the time of signing. An electronic signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the Person whose signature it purports to be. Notwithstanding that any Person whose signature, either manual or electronic, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Corporation and entitled to the benefits of this Indenture.

2.8	Certification

No Debenture shall be issued or, if issued, shall be obligatory on the Corporation or shall entitle the holder to the benefits of this Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Trustee, or in the case of Debentures issued as Book Based Only Debentures, until such Debentures have been authenticated by the Trustee and confirmed by the Trustee to the Corporation as being held in the book based (electronic) register maintained by the Trustee and/or having been deposited into the NCI System (which shall also, in each case, be deemed to be the Trustee’s confirmation that it has authenticated such Debentures). Such certification on any Debenture, or such reflection on the book based (electronic) register maintained by the Trustee and/or deposit into the NCI System of any Book Based Debentures by the Trustee and confirmation thereof to the Corporation, as the case may be, shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Corporation and the holder is entitled to the benefits hereof.

The certificate of the Trustee signed on any Debentures, or any interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Trustee signed on any Debentures or any interim Debentures shall, however, be a representation and warranty by the Trustee that such Debentures or interim Debentures have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.

2.9	Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Trustee, the Corporation may issue and the Trustee may certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or the Corporation may execute and the Trustee may certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Trustee and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Corporation and the Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Corporation shall have delivered the definitive Debentures to the Trustee, the Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No Charge shall be made by the Corporation or the Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10	Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Corporation and to the Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11	Concerning Interest

(a)	All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall, subject to Section 2.4(d) with respect to the calculation of interest in respect of the initial interest payment on the Initial Debentures bear interest (i) from and including their issue date; or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from and including their issue date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures, in all cases, to but excluding the next Interest Payment Date.

(b)	Unless otherwise specifically provided in the terms of the Debentures of any series, interest shall be calculated on the basis of a 360-day year composed of twelve 30-day months. Subject to Section 2.4(d) in respect of the method for calculating the amount of interest to be paid on the Initial Debentures on the first Interest Payment Date in respect thereof, with respect to any series of Debentures, whenever interest is computed on a basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

(c)	Subject to compliance with applicable laws, including receipt of Exchange Approval, in lieu of paying any interest accrued and payable in respect of the Initial Debentures on any Interest Payment Date up to and including December 31, 2020 (or June 30, 2021 in the event the Maturity Date is extended pursuant to Section 2.4(c)(ii)), the Corporation may elect to add such accrued and unpaid interest to the then outstanding principal amount of Initial Debentures (the “Interest Election”). The Corporation shall provide to the Trustee the notice of its intention to exercise the Interest Election (the “Interest Election Notice”) not less than five (5) Business Days prior to the applicable Interest Payment Date. The Interest Election Notice shall set out the amount of accrued and unpaid interest subject to the Interest Election and the applicable Interest Payment Date. Any amounts of interest subject to the Interest Election shall be allotted pro rata to the holders of the Initial Debentures then outstanding as of the date of the applicable Interest Payment Date. Subject to compliance with applicable laws, including the rules and policies of the Exchange, any interest subject to the Interest Election notice shall be treated as principal amount of Initial Debentures from the time such interest is added to the principal.

2.12	Debentures to Rank Pari Passu

The Debentures will be direct secured obligations of the Corporation. Each Debenture of the same series of Debentures will rank pari passu with each other Debenture of the same series (regardless of their actual date or terms of issue) and, subject to statutory preferred exceptions, senior to all other present and future secured or unsecured indebtedness of the Corporation, other than Senior Indebtedness. For certainty, any security interest, charge, mortgage, or other encumbrance granted in respect of the Debentures, including the Initial Debentures, shall be subordinate, and are hereby postponed, to any security interest, charge, mortgage, or other encumbrance granted by the Corporation in favour of any holder of the Senior Indebtedness, and the Trustee will, from time to time, execute and deliver, or cause to be executed and delivered, all such further agreements and assurances any such Person holding the Senior Indebtedness may reasonably require with respect to such subordination and postponement.

2.13	Payments of Amounts Due on Maturity

(a)	Except as may otherwise be provided herein or in any supplemental indenture in respect of any series of Debentures, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Corporation will establish and maintain with the Trustee a Maturity Account for each series of Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture. On or before 11:00 a.m., (Toronto time) on the Business Day immediately prior to the Maturity Date for Debentures outstanding from time to time under this Indenture, the Corporation will deliver to the Trustee by wire transfer or certified cheque for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (including the principal amount together with any accrued and unpaid interest). The Trustee, on behalf of the Corporation, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest (less any tax required to be withheld therefrom) on the Debenture, upon surrender of the Debenture at any branch of the Trustee designated for such purpose from time to time by the Corporation and the Trustee. The Trustee will remit such taxes withheld as and when required to the applicable tax authorities. The delivery of such funds to the Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled.

2.14	Payment of Interest

Except as otherwise provided in Section 2.4(d) and 2.11(c), or specified in a resolution of the directors of the Corporation or a supplemental indenture relating to a particular series of Additional Debentures, as interest becomes due on each Debenture (except at maturity, on conversion or on redemption, when interest may at the option of the Corporation be paid upon surrender of such Debenture) the Corporation shall, on or before 11:00 a.m., Toronto time, on the third (3rd) Business Day immediately prior to the applicable Interest Payment Date, deliver to the Trustee a wire transfer in an amount sufficient to pay such interest as is payable in respect of such Debentures. Upon receipt of such interest payment from the Corporation, the Trustee, on behalf of the Corporation, shall then send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Trustee at the close of business on the fifth Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder’s last address appearing on the register, unless such holder otherwise directs. The Trustee will remit such taxes withheld as and when required to the applicable tax authorities. If payment is made to the holder by cheque, such cheque shall be forwarded at least three (3) Business Days prior to each applicable Interest Payment Date and if payment is made by other means (such as electronic transfer of funds, provided the Trustee must receive confirmation of receipt of funds prior to being able to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Trustee will issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation or the Trustee is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation or the Trustee may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above.

Notwithstanding this Section 2.12, if the Debentures are represented by Book Based Only Debentures, then all payments of interest on the Book Based Only Debentures shall be made by electronic funds transfer or cheque made payable to the Depository or its nominee on the day interest is payable for subsequent payment to Beneficial Owners in the applicable Book Based Only Debentures, unless the Corporation and the Depository otherwise agree. None of the Corporation, the Trustee or any agent of the Trustee for any Debenture issued as Book Based Only Debentures will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Book Based Only Debentures or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.15	U.S. Legend on the Debentures and Common Shares

(a)	All Debentures and the Common Shares issuable upon conversion thereof have not been and will not be registered under the 1933 Act or any U.S. state securities laws and only may be issued in transactions exempt or not subject to the application of such laws. Certificates, representing Debentures originally issued and sold to U.S. Purchasers, and certificates representing Common Shares issuable upon conversion thereof shall, for so long as required by applicable requirements of the 1933 Act or applicable U.S. state securities laws, bear the following legend (the “U.S. Legend”):

“THE SECURITIES REPRESENTED HEREBY AND ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF FIRE & FLOWER HOLDINGS CORP. (THE “CORPORATION”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if such securities are being sold in compliance with Rule 904 of Regulation S, and provided further that the Corporation is a “foreign issuer” within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a duly completed and signed declaration to the Trustee or the transfer agent for the Common Shares, as applicable, substantially as set forth in Schedule “C” hereto (or as the Corporation may prescribe from time to time), together with any additional documentation as may be required by the Corporation or the Trustee or transfer agent, which evidence may include an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation, to the effect that such U.S. Legend is no longer required pursuant to the requirements of the 1933 Act; and provided further that, if any such securities are being sold in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Trustee or transfer agent, for the Common Shares, as applicable, of an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation, to the effect that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable state securities laws. Provided that the Trustee obtains confirmation from the Corporation that such counsel is satisfactory to it, the Trustee shall be entitled to rely on such opinion of counsel without further inquiry.

(b)	Prior to the issuance of the Debentures, the Corporation shall notify the Trustee, in writing, concerning which Debentures are represented by certificates that bear the U.S. Legend. The Trustee will thereafter maintain a list of all registered holders from time to time of such legended Debentures.

ARTICLE 3

REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1	Book Based Only Debentures

(a)	With respect to each series of Debentures issuable in whole or in part as one or more Book Based Only Debentures, the Corporation shall cause to be kept by and at the principal offices of the Trustee in Toronto, Ontario and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the name and address of the holder of each such Book Based Only Debentures (being the Depository, or its nominee) as holder thereof and particulars of the Book Based Only Debentures held by it, and of all transfers thereof. If any Debentures are at any time not Book Based Only Debentures, the provisions of Section 3.2 shall govern with respect to registrations and transfers of such Debentures.

(b)	Notwithstanding any other provision of this Indenture, Book Based Only Debentures may not be transferred by the registered holder thereof and accordingly, except to the extent contemplated by Section 3.3, no definitive certificates shall be issued to Beneficial Owners except in the following circumstances or as otherwise specified in a resolution of the Trustee, a resolution of the directors, Officer’s Certificate or supplemental indenture relating to a particular series of Additional Debentures:

(i)	Book Based Only Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii)	Book Based Only Debentures may be transferred at any time after (A) the Depository for such Book Based Only Debentures, or the Corporation, has notified the Trustee that the Depository is unwilling or unable to continue as Depository for such Book Based Only Debentures; or (B) the Depository ceases to be a clearing agency, provided in each case that at the time of such transfer the Corporation has not appointed a successor clearing agency for such Book Based Only Debentures;

(iii)	Book Based Only Debentures may be transferred at any time after the Corporation has determined, in its sole discretion, to terminate the book-entry only registration system or book based entry, in respect of such Book Based Only Debentures, as the case may be, and has communicated such determination to the Trustee in writing;

(iv)	Book Based Only Debentures may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as Book Based Only Debentures, as the case may be, provided that Beneficial Owners representing, in the aggregate, not less than 35% of the aggregate principal amount of the Uncertificated Debentures of such series advise the Depository in writing, through the Participants, that the continuation of the book-entry only registration system or book based entry, as applicable, for such series of Debentures is no longer in their best interest and also provided that at the time of such transfer the Trustee has not waived the Event of Default pursuant to Section 9.3;

(v)	Book Based Only Debentures may be transferred if required by applicable law; or

(vi)	Book Based Only Debentures may be transferred if the book-entry only registration system or book based entry, as applicable, ceases to exist.

(c)	Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Owners as contemplated herein, the Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Owners in accordance with Applicable Securities Legislation. Upon the termination of the book-entry only registration system or book based entry, as applicable, on the occurrence of one of the conditions specified in Section 3.1(b) with respect to the Debentures issued hereunder, the Trustee shall notify all applicable Participants and Beneficial Owners, through the Depository, of the availability of definitive Debenture certificates. Upon receipt of new registration instructions from the Depository, the Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 3.2 and the remaining Sections of this Article 3.

(d)	Notwithstanding any other provisions of this Indenture or the Debentures, transfers and exchanges of Debentures shall be made in accordance the applicable rules and guidelines of the Securities Transfer Association of Canada.

(e)	Notwithstanding any provisions made in this Indenture for the issuance, certification and authentication of Debentures in physical form as Additional Debentures or Certificated Debentures, the Debentures issued under the terms of this Indenture may also be issued to the Depository in book based only form, non-certificated and appearing on the register of the Trustee as a book based entry. In the absence of any physical securities being created for certification by the Corporation and authentication by the Trustee both at the initial issuance of the Debentures and at the time of any subsequent additional issuance of Debentures pursuant to the terms of a supplemental indenture, confirmation of the due issuance and validity of any Debentures shall be based upon the comparison of the Debentures in quantity and description appearing under the relevant broker’s instant deposit request identification number to the quantity and description of Debentures as detailed in the delivery order of the Corporation addressed to the Trustee and to the broker upon whose posting of the Book Based Only Debentures to the book entry records of the Depository on a non-certificated basis on which both the Corporation and the Trustee shall depend. It is the responsibility of the Corporation to make the necessary arrangements with its broker or brokers to obtain, in a timely manner, the necessary instant deposit request identification number to facilitate the issuance of non-certificated Book Based Only Debentures.

(f)	In the establishment and maintenance of a non-certificated Book Based Only Debenture issue, the Trustee shall maintain such a record on its register for Debentures in book based form only. Transfers of Debentures appearing on the register of the Depository shall otherwise occur as provided for in this Indenture. The parties hereto further recognize that, notwithstanding the issuance of Book Based Only Debentures, conversions of Debentures shall occur as contemplated by the terms of this Indenture but the Trustee is permitted to employ whatever reasonable means it may from time to time require in order to guarantee the unhindered (but subject to the terms and conditions hereof) conversion of such Debentures appearing on the register for Debentures in book based only form by making whatever arrangements are deemed necessary by it with the Depository.

3.2	Certificated Debentures

(a)	If any Debentures are at any time not Book Based Entry Debentures, then such Debentures shall be Certificated Debentures and the Corporation shall cause to be kept by and at the principal offices of the Trustee in Toronto, Ontario and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the holders of Certificated Debentures and particulars of such Debentures held by them respectively and of all transfers of Certificated Debentures. Such registration shall be noted on the Debentures by the Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b)	No transfer of a Certificated Debenture shall be valid unless made on such register referred to in Section 3.2(a) by the registered holder or such holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Trustee and upon compliance with such other reasonable requirements as the Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Trustee or other registrar.

3.3	Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Debenture, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

3.4	No Notice of Trusts

Neither the Corporation nor the Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

3.5	Registers Open for Inspection

The register referred to in Sections 3.1 and 3.2 shall at all reasonable times be open for inspection by the Corporation, the Trustee or any Debentureholder. Every registrar, including the Trustee, shall from time to time when requested so to do by the Corporation or by the Trustee, in writing, furnish the Corporation or the Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6	Exchanges of Debentures

(a)	Subject to Section 3.7, Debentures in any authorized form or denomination may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b)	In respect of exchanges of Debentures permitted by Section 3.6(a), Debentures of any series may be exchanged only at the principal office of the Trustee in the City of Toronto, Ontario or at such other place or places, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by the Corporation with the approval of the Trustee. Any Debentures tendered for exchange shall be surrendered to the Trustee. The Corporation shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c)	Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7	Closing of Registers

(a)	Neither the Corporation nor the Trustee nor any registrar shall be required to:

(i)	make transfers or exchanges of any Debentures on any Interest Payment Date for such Debentures or during the five (5) preceding Business Days;

(ii)	make conversions of any Debentures on any Interest Payment Date or during the five (5) preceding Business Days;

(iii)	make conversions or transfers or exchanges of any Debentures on any applicable maturity date for such Debentures or during the five (5) preceding Business Days;

(iv)	make transfers or exchanges of any Debentures on the day of any selection by the Trustee of Debentures to be redeemed or during the five (5) preceding Business Days; or

(v)	make transfers or exchanges of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed.

(b)	Subject to any restriction herein provided, the Corporation with the approval of the Trustee may at any time close any register for any series of Debentures, other than those kept at the principal office of the Trustee in Toronto, Ontario and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

3.8	Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon from time to time by the Trustee and the Corporation), and payment of such charges and reimbursement of the Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a)	for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9 for a definitive Debenture;

(b)	for any exchange of any Debenture resulting from a partial redemption under Section 4.2; or

(c)	for any exchange of any Debenture resulting from a partial conversion under Section 6.4(d).

3.9	Ownership of Debentures

(a)	Unless otherwise required by law, the Person in whose name any Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b)	Neither the Corporation nor the Trustee shall have any liability for:

(i)	any aspect of the records relating to the beneficial ownership of the Debentures held by a Depository or of the payments relating thereto; or

(ii)	maintaining, supervising or reviewing any such records relating to the Debentures.

The rules governing Depositories provide that they act as the agent and depository for Participants. As a result, such Participants must look solely to the Depository and Beneficial Owners must look solely to the Participants for the payment of principal and interest on the Debentures paid by or on behalf of the Corporation to the Depository.

(c)	Beneficial Owners:

(i)	may not have Debenture certificates registered in their name; and

(ii)	may not have physical certificates representing their interest in the Debentures.

(d)	The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest net of any applicable withholding tax evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Corporation and/or the Trustee for the same and neither the Corporation nor the Trustee shall be bound to inquire into the title of any such registered holder.

(e)	Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof will be paid to the order of all such holders, and the receipt of any one of such holders therefor shall be a valid discharge, to the Trustee, any registrar and to the Corporation.

(f)	In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders, upon receipt of all documentation that the Trustee may require, and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Trustee and any registrar and to the Corporation.

3.10	Non-Certificated Inventory System

(a)	Notwithstanding anything to the contrary set out herein, all Debentures issued or to be issued to the Depository may, in the case of previously issued Debentures, be surrendered to the Trustee for, or, in the case of newly issued Debentures, may be directly registered as, an electronic position on the register of Debentureholders to be maintained by the Trustee in accordance with Section 3.1. In such case, the Debentures will be represented in the book based (electronic) register maintained by the Trustee and/or electronically through the NCI System. All Debentures maintained in such electronic position will be legal, valid, binding and enforceable obligations of the Corporation, entitling the registered holders thereof to the same benefits as those registered holders who hold Debentures in physical form. This Indenture and the provisions contained herein will apply, mutatis mutandis, to such Debentures held in such electronic position.

(b)	It is understood and agreed by the parties that, unless the Trustee is not in a position to perform electronic conversions, in every instance where Debentures held in an electronic position through the Depository are to be converted in whole or in part, such Debentures being converted shall not be certificated, and it shall be sufficient for the Trustee to convert such Debentures upon receiving either the attached Notice of Conversion executed by the Depository or an NCI Letter of Instruction in a form agreed upon by the Trustee and the Depository, or such other form as they may require from time to time.

ARTICLE 4

REDEMPTION AND PURCHASE OF DEBENTURES

4.1	Applicability of Article

Subject to regulatory approval, the Corporation shall have the right to redeem, either in whole at any time or in part from time to time before maturity by payment of money, any Debentures issued hereunder of any series which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in an Officer’s Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Corporation requesting the certification and delivery thereof.

Notwithstanding anything contained herein, the Initial Debentures will not be redeemable by the Corporation.

4.2	Partial Redemption

If less than all the Debentures of any series for the time being outstanding are at any time to be redeemed, the Debentures to be so redeemed shall be selected by the Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Trustee deems equitable. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be redeemed in cash unless the principal amount redeemed is $1,000 or a multiple thereof. In the event that one or more of such Debentures becomes subject to redemption in cash, upon surrender of any such Debentures for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Corporation shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered, or in the case of Book Based Only Debentures of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Debenture” or “Debentures” as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

4.3	Notice of Redemption

Notice of redemption (the “Redemption Notice”) of any series of Debentures (other than the Initial Debentures) shall be given to the holders of the Debentures so to be redeemed not more than 120 days nor less than 30 days prior to the date fixed for redemption (the “Redemption Date”) in the manner provided in Section 14.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b)	in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected; and

(c)	in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are Certificated Debentures, publication shall not be required.

4.4	Debentures Due on Redemption Dates

Notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem such Debentures shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

4.5	Deposit of Redemption Monies

Redemption of Debentures shall be provided for by the Corporation depositing via wire transfer with the Trustee or any paying agent to the order of the Trustee, on or before 12:00 p.m. (Toronto time) on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any reasonable charges or expenses which may be incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) (less any tax required to be withheld therefrom) to which they are respectively entitled on redemption. The Trustee will remit such taxes withheld as and when required to the applicable tax authorities.

4.6	Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date so to surrender such holder’s Debenture, or shall not within such time accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Trustee may require, such redemption monies may be set aside in trust, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited, upon surrender and delivery of such holder’s Debenture of the Redemption Price, as the case may be, of such Debenture plus any accrued but unpaid interest thereon to but excluding the Redemption Date. Subject to applicable legislation, in the event that any money required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of six (6) years from the Redemption Date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Trustee or such depository or paying agent to the Corporation on its demand and, upon receipt thereof, the Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such money was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money due from the Corporation, subject to any limitation period provided by the laws of Ontario.

4.7	Cancellation of Debentures Redeemed

Subject to the provisions of Section 4.2 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid under this Article 4 shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution therefor.

4.8	Purchase of Debentures by the Corporation

Subject to Applicable Securities Legislation and unless otherwise specifically provided with respect to a particular series of Debentures, the Corporation or an Affiliate may at any time and from time to time purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, at any price. All Debentures so purchased may, at the option of the Corporation or such Affiliate, be delivered to the Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Corporation or an Affiliate is prepared to accept, the Debentures to be purchased by the Corporation or by such Affiliate shall be selected by the Trustee on a pro rata basis or in such other manner consented to by the Exchange or such other exchange on which the Debentures are then listed which the Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only.

The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered.

4.9	Deposit of Maturity Monies

Payment on maturity of Debentures shall be provided for by the Corporation depositing with the Trustee or any paying agent to the order of the Trustee, on or before 12:00 p.m. (Toronto time) on the Business Day immediately prior to the Maturity Date such sums of money, as may be sufficient to pay the principal amount of the Debentures, together with a sum of money sufficient to pay all accrued and unpaid interest thereon up to but not including the Maturity Date, provided the Corporation may elect to satisfy this requirement by providing the Trustee with one or more certified cheques or with funds by electronic transfer, for such amounts required under this Section 4.9. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection therewith. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of such Debentures, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on maturity, less applicable withholding taxes, if any.

ARTICLE 5

SECURITY

5.1	Grant of Security Interest

To secure the payment, performance and satisfaction in full of the Secured Obligations the Corporation hereby grants, assigns, conveys, mortgages, pledges and grants a security interest in and Charges to and in favour of the Trustee on behalf of the Debentureholders (subject to the exceptions contained in Sections 5.3 and 5.4):

(a)	a floating Charge over all of the Corporation’s present and after-acquired real property; and

(b)	as and by way of a fixed and specific mortgage and Charge, pledge, assignment and security interest, all of the Corporation’s right, title, estate and interest, present and future, in and to any and all personal property in which a security interest can be taken, reserved, created or granted whether under the PPSA, any similar personal property security legislation in any jurisdiction in which any of the Collateral is located or otherwise under any statute or law or in equity and which is now or at any time hereafter is owned by the Corporation or in which the Corporation now has or at any time hereafter acquires any interest of any nature whatsoever, in this Indenture, the subject matter of the security interest granted pursuant to this Section 5.1 is called the “Collateral”.

5.2	Attachment

The Corporation acknowledges conclusively that value has been given and that the Charge in the Collateral attaches immediately upon the execution of this Indenture and that there is no agreement between the Corporation and the Trustee, express or implied, to postpone the attachment, except in the case of Collateral in which the Corporation subsequently acquires rights, in which case, the Charge shall attach contemporaneously with the Corporation acquiring rights therein without the need for any further act, deed or consideration. The Charge shall be effective and shall attach as of the date hereof whether the monies hereby secured or any part thereof shall become owing by the Corporation before or after or upon the date of execution of this Indenture. The Corporation acknowledges conclusively that value has been given for the granting of the Charge.

5.3	Leases

The last day of any term reserved by any real estate, lease, oral or written, or any agreement therefor, now held or hereafter acquired by the Corporation, is hereby excepted out of the Charge and does not and shall not form part of the Collateral, but the Corporation shall stand possessed of the reversion remaining in the Corporation of any leasehold premises for the time being demised as aforesaid upon trust to assign and dispose thereof as the Trustee shall direct and upon any sale of the leasehold premises, or any part thereof, the Trustee, for the purpose of vesting the aforesaid reversion of any such term or any renewal thereof in any purchaser or purchasers thereof, shall be entitled by deed or writing to appoint such purchaser or purchasers or any other Person or Persons as trustee or trustees of the aforesaid reversion of any such term or any renewal thereof in the place of the Corporation and to vest same accordingly in the new trustee or trustees so appointed freed and discharged from any obligation respecting same.

5.4	Contractual Rights

In the event the validity and effectiveness of the Charge over any of the Collateral requires the consent, approval or waiver of a third party in order to be effective as against such third party, the Charge with respect to any such Collateral shall be effective as against the Corporation and all Persons other than such third Person and shall be effective as against such third party when the applicable consent, approval or waiver is obtained, retroactively, to the fullest extent legally possible, to the later of the date hereof or the date such consent, approval or waiver is obtained or becomes effective, as applicable, and until such consent, approval or waiver is obtained, the Corporation shall (subject to the other terms hereof) stand possessed of such Collateral upon trust to assign and dispose thereof as the Trustee shall for such purposes direct.

5.5	No Encumbrances

Excepting Permitted Encumbrances and Senior Indebtedness, the Corporation shall not encumber or permit the Collateral to be encumbered.

5.6	Liability of the Trustee

Neither the Trustee nor any receiver shall:

(a)	be responsible or liable for any debts contracted by it, for damages to Persons or property, for salaries or for non fulfilment of contracts during any period when the Trustee or any receiver shall manage or be in possession of the Collateral;

(b)	be liable to account as mortgagee in possession or for anything except actual receipts or be liable for any loss on realization or for any default or omission for which a mortgagee in possession may be liable;

(c)	be bound to do, observe or perform or to see to the observance or performance by the Corporation of any obligations or covenants imposed upon the Corporation; or

(d)	in the case of any chattel paper, security or instrument, be obligated to preserve rights against any other Persons.

The Corporation hereby waives any provision of applicable laws permitted to be waived by it which imposes higher or greater obligations upon the Trustee or any receiver than aforesaid.

5.7	Waivers of Applicable Laws

To the extent not prohibited by applicable laws, the Corporation hereby waives its rights, if any, under all provisions of applicable laws that would in any manner, limit, restrict or otherwise affect the Trustee’s rights and remedies hereunder or impose any additional obligations on the Trustee. The Corporation waives the right to receive any notice, financing statement or any verification statement issued by any registry that confirms registration of a requisite notice or financing statement relating to this Indenture.

5.8	Further Assurances, Additional Security

The Corporation hereby covenants and agrees that it will at all times do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, mortgages, security agreements, indentures, transfers, assignments and assurances as the Trustee may reasonably require for better accomplishing and effectuating the purpose of this Indenture and the granting of the Charge provided for in this Article 5 as a result of a change in applicable laws or otherwise, including the execution and delivery of Debentures or other security agreements supplemental hereto more particularly describing the Collateral or to correct or amplify the description of the Collateral or to better assure, convey and confirm unto the Trustee any of the Collateral. Upon the execution of any supplemental indentures or other agreements under this Section, this Indenture shall be modified in accordance therewith, and each such supplemental documents shall form part of this Indenture for all purposes.

The Corporation will ensure that this Indenture and all documents, caveats, security notices and financing statements in respect thereof are promptly filed and re-filed, registered and re-registered and deposited and re-deposited, in such manner, in such offices and places, and at such times and as often as or as may be necessary or desirable to perfect and preserve the Charge and the rights conferred or intended to be conferred upon the Trustee by the Charge and will promptly provide the Trustee with evidence (satisfactory to the Trustee) of such filing, registration and deposit.

The Trustee will not be responsible for any failure to so register, file or record, nor shall it be required to inquire as to the obligation for such documents to be so registered, filed or recorded. The Trustee will not be responsible for any obligation on the part of the Corporation to perfect, maintain, preserve and protect the security hereby created.

ARTICLE 6

CONVERSION OF DEBENTURES

6.1	Applicability of Article

Any Debentures issued hereunder of any series which by their terms are convertible (subject, however, to any applicable restriction of the conversion of Debentures of such series) will be convertible into Common Shares or other securities, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture, in such Debentures, in an Officer’s Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

Such right of conversion shall extend only to the maximum number of whole Common Shares into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Common Shares shall be adjusted for in the manner provided in Section 6.6.

6.2	Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Debentures other than on the Maturity Date or date of redemption shall be given by or on behalf of the Corporation, not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 14.2.

6.3	Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Corporation is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Corporation to purchase Debentures for cancellation is not made, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such Debenture had not been called for redemption, tendered in acceptance of the Corporation’s offer.

6.4	Manner of Exercise of Right to Convert

(a)	The holder of a Debenture desiring to convert such Debenture in whole or in part into Common Shares shall surrender such Debenture to the Trustee at its principal office in Toronto, Ontario together with a duly completed conversion notice in the form attached hereto as Schedule “B” (including all additional information and signatures required from Substantial Holders and the signature of an officer of the Corporation related thereto, where applicable) or any other written notice in a form satisfactory to the Trustee, in either case duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, exercising their right to convert such Debenture in accordance with the provisions of this Article; provided that with respect to a Book Based Only Debenture, the obligation to surrender a Debenture to the Trustee shall be satisfied if the Trustee makes notation in its records of the principal amount thereof so converted and the Trustee is provided with all documentation it may reasonably request. Where the Depository is the only holder of the Debentures, the Trustee shall accept delivery of and act upon a NCI Letter of Instruction received by it from the Depository in place of, or accompanied by, a conversion notice duly completed and executed by the holder, containing all pertinent conversion information satisfactory to the Debenture Trustee, acting reasonably, and accompanied by a panel for Debenture principal mark-down by the Trustee or such other documentation submitted by the Depository which the Trustee may deem satisfactory to effect the conversion being requested. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Trustee, their nominee(s) or assignee(s) shall be entitled to be entered in the books of the Corporation as at the Business Day immediately after the Date of Conversion (or such later date as is specified in Section 6.4) as the holder of the number of Common Shares into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Corporation shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Common Shares and make or cause to be made any payment of interest, less withholding tax, to which such holder is entitled in accordance with Section 6.4(e) hereof.

(b)	For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (the “Date of Conversion”) on which it is so surrendered when the register of the Trustee is open and in accordance with the provisions of this Article or, in the case of a Book Based Only Debenture, on the date which the Debenture Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Trustee at the office specified in Section 6.4(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed or on a day which immediately precedes a day on which the register of Common Shares is closed, the Person or Persons entitled to receive Common Shares shall become the holder or holders of record of such Common Shares as at the date on which such register is next reopened.

(c)	Any part, being $1,000 or an integral multiple thereof or such other amount as may be determined by the Corporation, of a Debenture may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such part.

(d)	Upon a holder of any Debenture exercising the right of conversion in respect of only a part of the Debenture and surrendering such Debenture to the Trustee, in accordance with Section 6.4(a) the Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, make a notation in its records (in the case of a Book Based Only Debenture) of the principal amount thereof so converted.

(e)	The holder of a Debenture surrendered for conversion in accordance with this Section 6.4 shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of Debentures of any series) to receive accrued and unpaid interest (less any tax required to be withheld therefrom) in respect thereof from and including the last Interest Payment Due up to but excluding the Date of Conversion of such Debentures and the Common Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of shareholders of record on and after the Business Day immediately after the Date of Conversion or such later date as such holder shall become the holder of record of such Common Shares pursuant to Section 6.4, from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

6.5	Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a)	If and whenever at any time prior to the Time of Expiry the Corporation shall (i) subdivide or redivide the outstanding Common Shares into a greater number of shares; (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares; or (iii) issue Common Shares or securities exchangeable for or convertible into Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a dividend or distribution, the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, redivision or dividend, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 6.5(a) shall occur. Any such issue of Common Shares by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Common Shares under subsections (b) and (c) of this Section 6.5.

(b)	If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not less than 21 days and not more than 90 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price of a Common Share on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the quotient obtained by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Common Share, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect if only the number of Common Shares (or securities convertible into Common Shares) actually issued upon the exercise of such options, rights or warrants were included in such fraction, as the case may be.

(c)	If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) shares of any class other than Common Shares; (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not less than 21 days and not more than 90 days to subscribe for or purchase Common Shares or securities convertible into Common Shares); (iii) evidences of its indebtedness; or (iv) costs, securities or other assets (excluding Common Shares or securities exchangeable or convertible into Common Shares) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share on such record date, less the fair market value (as determined by the directors of the Corporation with the approval of the Trustee, which determination shall be conclusive) of such shares or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price per Common Share. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be.

(d)	If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 6.5(a) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other Person or other entity; or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other Person or other entity or a liquidation, dissolution or winding-up of the Corporation, any holder of a Debenture shall be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be acquired by it, the number of shares or other securities or property of the Corporation or of the Person or other entity resulting from such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, or to which such sale or conveyance may be made or which holders of Common Shares receive pursuant to such liquidation, dissolution or winding- up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Common Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. If determined appropriate by the directors of the Corporation to give effect to or to evidence the provisions of this Section 6.5(d), the Corporation, its successor, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, trust units or other securities or property to which a holder of Debentures is entitled on the exercise of its conversion rights thereafter. Any indenture entered into between the Corporation and the Trustee pursuant to the provisions of this Section 6.5(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 16. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing Person or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6.5(d) and which shall apply to successive reclassifications, capital reorganizations, consolidations, amalgamations, mergers, sales or conveyances and to any successive liquidation, dissolution or winding up;

(e)	If any issuer bid (other than a normal course issuer bid made through the facilities of the Exchange) made by the Corporation or any of its Subsidiaries for all or any portion of Common Shares shall expire, then, if the issuer bid shall require the payment to shareholders of consideration per Common Share having a fair market value (determined as provided below) that exceeds the Current Market Price per Common Share on the last date (the “Expiration Date”) tenders could have been made pursuant to such issuer bid (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the “Expiration Time”), the Conversion Price shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Price in effect immediately preceding the close of business on the Expiration Date by a fraction of which (i) the denominator shall be the sum of (A) the fair market value of the aggregate consideration (the fair market value as determined by the Board, subject to the Exchange’s approval, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officer’s Certificate delivered to the Trustee) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the issuer bid) of all Common Shares validly tendered and not withdrawn as of the Expiration Time (the Common Shares deemed so accepted, up to any such maximum, being referred to as the “Purchased Common Shares”); and (B) the product of the number of Common Shares outstanding (less any Purchased Common Shares and excluding any Common Shares held in the treasury of the Corporation) at the Expiration Time and the Current Market Price per Common Share on the Expiration Date and (ii) the numerator of which shall be the product of the number of Common Shares outstanding (including Purchased Common Shares but excluding any Common Shares held in the treasury of the Corporation) at the Expiration Time multiplied by the Current Market Price per Common Share on the Expiration Date, such increase to become effective immediately preceding the opening of business on the day following the Expiration Date. In the event that the Corporation is obligated to purchase Common Shares pursuant to any such issuer bid, but the Corporation is permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Price shall again be adjusted to be the Conversion Price which would have been in effect based upon the number of Common Shares actually purchased, if any. If the application of this clause (e) of Section 6.5 to any issuer bid would result in a decrease in the Conversion Price, no adjustment shall be made for such issuer bid under this clause (e).

For purposes of this clause (e), the term “issuer bid” shall mean an issuer bid (other than an issuer bid which is exempt from the requirements of Part 2 of NI 62-104) under Applicable Securities Legislation or a take-over bid (other than a take-over bid which is exempt from the requirements of Part 2 of NI 62-104) under Applicable Securities Legislation by a Subsidiary of the Corporation for the Common Shares and all references to “purchases” of Common Shares in issuer bids (and all similar references) shall mean and include the purchase of Common Shares in issuer bids and all references to “tendered Common Shares” (and all similar references) shall mean and include Common Shares tendered in issuer bids.

(f)	In any case in which this Section 6.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6.5(f), have become the holder of record of such additional Common Shares pursuant to Section 6.4.

(g)	The adjustments provided for in this Section 6.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 6.5(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(h)	For the purpose of calculating the number of Common Shares outstanding, Common Shares owned by or for the benefit of the Corporation shall not be counted.

(i)	In the event of any question arising with respect to the adjustments provided in this Section 6.5, such question shall be conclusively determined by a firm of nationally recognized chartered professional accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Trustee, and the Debentureholders.

(j)	In case the Corporation shall take any action affecting the Common Shares other than action described in this Section 6.5, which in the opinion of the directors of the Corporation would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the directors of the Corporation, subject to the prior written consent of the Exchange (or, if the Debentures are not listed thereon, on such other exchange on which the Debentures are then listed), as the directors of the Corporation in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(k)	Subject to the prior written consent of the Exchange or such other exchange on which the Debentures are then listed, no adjustment in the Conversion Price shall be made in respect of any event described in Sections 6.5(a), 6.5(b) or 6.5(c) other than the events described in 6.5(a)(i) or 6.5(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(l)	Except as stated above in this Section 6.5, for greater certainty, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Common Shares at less than the Current Market Price for such Common Shares on the date of issuance or the then applicable Conversion Price.

6.6	Forced Conversion

Notwithstanding anything to the contrary contained herein and subject to any required regulatory approval and provided that:

(a)	no Event of Default has occurred and is continuing;

(b)	all of the ACT Debentures are converted or otherwise retired;

(c)	all of the Series A Warrants are exercised or otherwise retired; and

(d)	the ten (10) day volume weighted average daily trading price per Common Share on the Exchange is greater than $1.25, as adjusted in accordance with Section 6.5, as the date of the Forced Conversion Notice, then, the Corporation may force the conversion of all but not less than all of the principal amount and all accrued and unpaid interest (less any tax required by law to be deducted or withheld) of the Debentures at the applicable Conversion Price, upon giving the Trustee not less than 30 days advance written notice (the “Forced Conversion Notice”), in accordance with Section 14.2.

In the event that the Corporation exercises its right to force conversion of all of the principal amount and all accrued and unpaid interest of the Debentures pursuant to this Section 6.6, the effective date for the forced conversion (the “Forced Conversion Date”) shall be: (a) the date stipulated in the Forced Conversion Notice; or (b) if no date is so stipulated in the Forced Conversion Notice, the date that is five (5) Business Days following the date of such Forced Conversion Notice, and upon such Forced Conversion Date: (i) all of the principal amount and all accrued and unpaid interest (less any tax required by law to be deducted or withheld) of the Debentures shall be deemed to be converted into Common Shares at the then applicable Conversion Price; and (ii) the Debentureholders shall be entered in the books of the Corporation as at the Forced Conversion Date as the holder of the number of Common Shares, as applicable, into which the Debentures held by them are convertible. Upon the surrender of Debenture certificates to the Trustee at its principal office in the City of Toronto, Ontario by the Debentureholders, the Corporation shall deliver to the Debentureholders certificates for the Common Shares or deposit Common Shares through the Depository’s non-certificated system, as applicable, for the Common Shares into which the Debentures held by them have been converted.

6.7	No Requirement to Issue Fractional Common Shares

The Corporation shall not be required to issue fractional Common Shares upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Common Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Corporation shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price of the Common Shares on the Date of Conversion, provided, however the Corporation shall not be required to make any payment of less than $20.00.

6.8	The Corporation to Reserve Common Shares

The Corporation covenants with the Trustee that it will at all times reserve and keep available out of its authorized Common Shares, solely for the purpose of issue upon conversion of Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Common Shares as shall then be issuable upon the conversion of all outstanding Debentures. The Corporation covenants with the Trustee that all Common Shares which shall be so issuable shall be, when issued, duly and validly issued as fully-paid and non-assessable.

6.9	Cancellation of Converted Debentures

Subject to the provisions of Section 6.4 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Trustee and no Debenture shall be issued in substitution therefor.

6.10	Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.5, deliver an Officer’s Certificate to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be confirmed by a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditors of the Corporation) and shall be conclusive and binding on all parties in interest. When so approved, the Corporation shall, forthwith give notice to the Debentureholders in the manner provided in Section 14.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Corporation has given notice under Section 6.11 covering all the relevant facts in respect of such event and if the Trustee approves, no such notice need be given under this Section 6.10.

6.11	Notice of Special Matters

The Corporation covenants with the Trustee that so long as any Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 14.2, of its intention to fix a record date for any event referred to in Section 6.5(a), 6.5(b) or 6.5(c) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days in each case prior to such applicable record date.

6.12	Protection of Trustee

Subject to Section 15.3, the Trustee:

(a)	shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)	shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any units, shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture; and

(c)	shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article.

6.13	Payment of Cash in Lieu of Common Shares

Upon conversion, the Corporation may offer and the converting holder may agree to the delivery of cash for all or a portion of the Debentures surrendered in lieu of Common Shares, the cash equivalent thereof to be determined on the basis of the Current Market Price of the Common Shares to be received upon conversion on the Date of Conversion (less applicable withholding taxes, if any).

6.14	U.S. Legends on Common Shares

(a)	Each certificate representing Common Shares issued upon conversion of Debentures bearing the U.S. Legend, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall have imprinted or otherwise reproduced thereon such legend or legends, including the U.S. Legend, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Corporation, as conclusively evidenced by the issue of such certificates.

(b)	Without limiting the generality of the foregoing, each certificate representing Common Shares issued upon conversion of Debentures bearing the U.S. Legend, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall also bear the U.S. Legend; provided that if such Common Shares are being sold outside the United States in accordance with Rule 904 of Regulation S and in compliance with local laws and regulations, and provided that the Corporation is a “foreign issuer” within the meaning of Regulation S at the time of issuance of such Common Shares, the U.S. Legend may be removed by providing a declaration to the Trustee, as registrar and transfer agent for the Common Shares, substantially as set forth in Schedule “C” hereto (or as the Corporation may prescribe from time to time), together with any other evidence reasonably requested by the Corporation, which evidence may include an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation, to the effect that the transfer is being made in compliance with Rule 904 of Regulation S; and provided further that, if any such Common Shares are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Trustee, as registrar and transfer agent for the Common Shares, of an opinion of counsel, of recognized standing, in form and substance reasonably satisfactory to the Corporation, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or applicable U.S. state securities laws. Provided that the Trustee obtains confirmation from the Corporation that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

ARTICLE 7

COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

7.1	To Pay Principal, Premium (if any) and Interest

The Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of, premium (if any) and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

7.2	To Pay Trustee’s Remuneration

The Corporation will pay the Trustee reasonable remuneration for its services as Trustee hereunder and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in connection with the execution of the trusts hereby created and such monies including the Trustee’s remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to payment of any principal of the Debentures or interest thereon. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

7.3	To Give Notice of Default

The Corporation will promptly advise the Trustee and the Debentureholders in writing of any breach or default under the terms of this Indenture.

7.4	Preservation of Existence, etc.

Subject to the express provisions hereof, the Corporation will carry on and conduct its activities and business, and cause its Subsidiaries to carry on and conduct their businesses, in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its and its Subsidiaries respective existences and rights.

7.5	Keeping of Books

The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with generally accepted accounting principles.

7.6	Performance of Covenants of Trustee

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Trustee shall notify the Debentureholders of such failure on the part of the Corporation and may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so. All sums so expended or advanced by the Trustee shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Trustee shall be deemed to relieve the Corporation of any default hereunder.

7.7	Maintain Listing

The Corporation shall use reasonable commercial efforts to maintain the listing of the Common Shares on the Exchange and to maintain the Corporation’s status as a “reporting issuer” not in default under Applicable Securities Legislation; provided that the foregoing covenant shall not prevent or restrict the Corporation from carrying out a transaction to which Article 11 would apply if carried out in compliance with Article 11 even if as a result of such transaction the Corporation ceases to be a “reporting issuer” in all or any of the provinces of Canada or the Common Shares or Debentures cease to be listed on the Exchange.

7.8	Annual Certificate of Compliance

The Corporation shall deliver to the Trustee, within 120 days after the end of each calendar year, an Officer’s Certificate as to the knowledge of such director or an authorized officer of the Corporation who executes the Officer’s Certificate, of the Corporation’s compliance with all conditions and covenants of this Indenture certifying that after reasonable investigation and inquiry, the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars any steps taken or proposed to be taken to remedy such Event of Default.

7.9	Withholding Matters

All payments made by or on behalf of the Corporation under or with respect to the Debentures (including, without limitation, any penalties, interest and other liabilities related thereto) will be made free and clear of and without withholding, or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related hereto) imposed or levied by or on behalf of the Government of Canada or the United States or elsewhere, or of any province or territory thereof or by any authority or agency therein or thereof having the power to tax (“Withholding Taxes”), unless the Corporation is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of, Withholding Taxes. If the Corporation is so required to withhold or deduct any amount for, or on account of, Withholding Taxes from any payment made under or with respect to the Debentures, the Corporation shall deduct and withhold such Withholding Taxes from any payment to be made under or with respect to the Debentures and, provided that the Corporation forthwith remits such amount to the relevant Governmental Authority, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Corporation’s obligations under the Debentures. There is no obligation on the Corporation to gross-up or pay additional amounts to a holder of Debentures in respect of such deductions or withholdings. For certainty, if any amount is required to be deducted or withheld in respect of Withholding Taxes upon a conversion of a Debenture, the Corporation shall be entitled to liquidate such number of Common Shares (or other securities) issuable as a result of such conversion as shall be necessary in order to satisfy such requirement. The Corporation shall provide the Trustee with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of any forms received from such government authority or agency promptly after receipt thereof.

The Trustee shall have no obligation to verify any payments under the Tax Act or any provision of provincial, state, local or foreign tax law. The Trustee shall at all times be indemnified and held harmless by the Corporation from and against any liabilities of the Trustee incurred in connection with the failure of the Corporation or its agents, to report, remit or withhold taxes as required by the Tax Act or otherwise failing to comply with the Tax Act. This indemnification shall survive the resignation or removal of the Trustee and the termination of this Indenture solely to the extent that such liabilities have been incurred in connection with taxation years occurring during the term of this Indenture.

7.10	No Dividends on Common Shares if Event of Default

The Corporation shall not declare or pay any dividend to the holders of its issued and outstanding Common Shares after the occurrence of an Event of Default, unless and until such default has been cured or waived or shall have ceased to exist.

7.11	No Debt

The Corporation shall not, and shall not permit any direct or indirect Subsidiary of the Corporation to, incur debt or create or allow to exist any security interest or suffer any lien on any of their respective property, other than the Permitted Encumbrances; provided, however, that if no Event of Default shall have occurred and be continuing, the Corporation and any direct or indirect Subsidiary of the Corporation may incur Permitted Debt.

7.12	Insurance

The Corporation shall maintain, and shall cause each direct and indirect Subsidiary of the Corporation to maintain, property and liability insurance to insure their respective businesses and operations against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses. On Closing, the Corporation shall deliver to the Trustee a copy of a certificate of insurance from an insurance broker in respect of the Corporation and each Subsidiary of the Corporation, dated as of or near the date of the Closing, identifying insurers, types of insurance, insurance limits, policy terms, names of insureds, additional insureds or loss payees (including the designation of the Trustee as loss payee and additional insured with respect to all property and liability insurance).

7.13	Title Insurance

On or before the date of this Indenture, the Corporation shall deliver or cause to the delivered to the Trustee a lender’s title insurance policy in favour of the Trustee, on behalf of the Trustee and the holders of Debentures, in form satisfactory to the Trustee, in its sole discretion, extending title insurance for $25,000,000 in respect of the Owned Real Property and the Corporation covenants and agrees that such title insurance policy shall remain in place during such period as the mortgage(s) contained in the Security Documents is registered on title to the Owned Real Property.

7.14	Conduct of Business

The Corporation will, and will cause each direct and indirect Subsidiary of the Corporation to, conduct its business in a manner that will not materially and adversely affect the business, operations, prospects or financial condition of the Corporation or each such Subsidiary or its ability to perform any of its obligations under the Security Documents to which it is a party.

7.15	Investments

The Corporation shall not, and the Corporation shall ensure that each Subsidiary of the Corporation does not, directly or indirectly, make any investment in any Person (save any of themselves), except for Permitted Investments and as otherwise contemplated in or as expressly permitted in this Indenture, any supplemental indenture, or any other Security Document. No Subsidiary shall issue any securities except to the Corporation or another Subsidiary.

7.16	Taxes

The Corporation will, and will cause each direct or indirect Subsidiary of the Corporation to, from time to time, pay or cause to be paid all taxes, lawfully levied, assessed or imposed upon or in respect of its Property or any part thereof or upon its income and profits as and when the same become due and payable and to withhold and remit any amounts required to be withheld by it from payments due to others and remit the same to any governmental authority and it will exhibit or cause to be exhibited to the Trustee, when requested, the receipts and vouchers establishing such payment; provided, however, that the Corporation and each such Subsidiary shall have the right to contest in good faith and diligently by legal proceedings any such taxes, and during such contest, may delay or defer payment or discharge thereof if such delay, deferment or discharge is reasonable and provided it has taken appropriate reserves on its book in accordance with IFRS.

7.17	Compliance with Laws

The Corporation will, and will cause each direct or indirect Subsidiary of the Corporation to, observe and comply, with all applicable laws.

7.18	Defend Title

The Corporation will, and will cause each direct or indirect Subsidiary of the Corporation to, defend the title of its property and assets against the claims and demands of all Persons other than the Trustee, on behalf of the Trustee and the holders of Debentures, and holders of Permitted Encumbrances.

7.19	Repair

Subject to the terms of the Security Documents, if any part of the property of the Corporation or any each direct or indirect Subsidiary of the Corporation is damaged or destroyed, if reconstruction, restoration or repair is required pursuant to the terms of any of the Security Documents, and if reconstruction, restoration or repair of the damaged or destroyed property is necessary in order that such damage or destruction does not adversely affect the performance by the Corporation or such Subsidiary of their respective obligations under the Security Documents or the ability of the Corporation to comply with its obligations under this Indenture, then the Corporation or any such Subsidiary, as the case may be, shall initiate the reconstruction, restoration or repair of the damaged or destroyed property as soon as practicable.

7.20	Access

Each of the Corporation and its direct and indirect Subsidiaries will permit the Trustee, by its officers or authorized representatives, at any reasonable time and on reasonable prior written notice, to enter its premises and to inspect its plant, machinery, equipment and other real and personal property and their operation, and to examine and copy all of its relevant books of accounts and records.

7.21	Use of Proceeds

The Corporation shall only use the proceeds resulting from the issue of the Debentures for repayment of the Maturing Debentures, capital projects and other general corporate purposes.

7.22	No Disposition or Acquisition

The Corporation covenants and agrees that neither the Corporation nor any Subsidiary of the Corporation shall dispose of or acquire any material assets where such acquisition or disposal would have or would reasonably be expected to result in a breach or default under the Security Documents or this Indenture; provided that, for certainty, the Corporation and any Subsidiary of the Corporation shall be permitted to make Permitted Investments.

7.23	Defence of Actions

The Corporation will, and will cause each of its direct or indirect Subsidiary of the Corporation to, defend any action, claim or other proceeding which, if determined adversely, is likely to result in a judgment or court order for the payment of money in excess of $250,000, or otherwise endeavour to settle any such action where Counsel has advised that there is no effective defence.

7.24	Additional Covenants.

The Corporation covenants and agrees that it shall promptly notify the Trustee of:

(a)	any actions, suits, or proceedings of which it becomes aware that affect it or any direct or indirect Subsidiary of the Corporation or any of its or their respective undertakings or assets and which, if determined against the Corporation or a Subsidiary of the Corporation, would have a material adverse effect on the property or financial condition of the Corporation or such Subsidiary;

(b)	the occurrence of any event of which it becomes aware which has had or would reasonably be expected to have a material adverse effect on the property or financial condition of the Corporation or any direct or indirect Subsidiary of the Corporation; and

(c)	any change to the name or chief executive office of the Corporation or any direct or indirect Subsidiary of the Corporation.

7.25	SEC Reporting Status

The Corporation confirms that, as at the date of execution of this Indenture, it does not have a class of securities registered pursuant to section 12 of the U.S. Securities Exchange Act or have a reporting obligation pursuant to section 15(d) of the U.S. Securities Exchange Act. The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to section 12 of the U.S. Securities Exchange Act or such Corporation shall incur a reporting obligation pursuant to section 15(d) of the U.S. Securities Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by such Corporation in accordance with the U.S. Securities Exchange Act, such Corporation shall promptly deliver to the Trustee an Officers’ Certificate notifying the Trustee of such registration or termination and such other information as the Trustee may require at the time. The Corporation acknowledges that the Trustee is relying upon the foregoing representation and covenants in order to meet certain U.S. Securities and Exchange Commission obligations with respect to those clients who are filing with such commission.

7.26	Subsidiary Guarantors

The Corporation shall cause each of its current and future Subsidiaries to execute and deliver to the Trustee a guarantee of the obligations of the Corporation hereunder (each a “Guarantee”). Each direct or indirect Subsidiary that provides a Guarantee after the date of this Indenture shall also become a party to the applicable Security Documents, and the Corporation shall cause each such Subsidiary to, as promptly as practicable, execute and deliver such security instruments, financing statements, forms, certificates and opinion of counsel (to the extent and substantially in the form, delivered on the date of this Indenture (but of no greater scope)) as may be necessary to provide to the Trustee a lien over all property of each such Subsidiary, subject only to Permitted Encumbrances.

7.27	Mortgages

The Corporation undertakes that, upon request from Trustee, the Corporation will grant or cause the relevant Subsidiary to grant a fixed mortgage and charge to the Trustee on any or all real property of the Corporation or any Subsidiary so designated by Trustee. The Corporation shall promptly provide to the Trustee all information reasonably requested by Trustee to assist it in that regard. The Corporation acknowledges that this undertaking constitutes present and continuing security in favour of the Trustee, and that Trustee may file such caveats, security notices or other filings in regard thereto at any time and from time to time as Trustee may determine.

7.28	Subordination and Standstill of Subordinate Debentures

(a)	The Corporation will not make or permit any payment, other than Permitted Payments, to be made to any holders of the Subordinate Debentures in their capacity as such or to any agent on their behalf, whether by way of redemption, retraction or otherwise, or purchase for cash any of the Subordinate Debentures from any of the holders of Subordinate Debentures, before the date on which the Initial Debentures have been repaid in full in cash or converted into Common Shares.

(b)	Notwithstanding subparagraph (a) immediately above, the Corporation will not make or permit any Permitted Payment to be made to any holders of the Subordinate Debentures in their capacity as such or to any agent on their behalf, if an Event of Default exists at the time such payment is to be made, or would reasonably be expected to exist upon making such payment.

7.29	No Amendments to Subordinate Debentures

The Corporation will not make or permit any amendment, supplement or modification to any provision of the Subordinate Debentures or any other document now or hereafter executed by or on behalf of the holders of the Subordinate Debentures in connection with the Subordinate Debentures, or provide any waiver or consent to like effect.

7.30	Payment of Maturing Debentures

The Corporation shall pay all amounts owing under the Maturing Debentures, whether in respect of principal, interest or otherwise, on or before their maturity date, being June 26, 2020.

7.31	Drawing on Senior Indebtedness

The Corporation will not draw down or take any advance or incur any other indebtedness under any credit facility which constitutes Senior Indebtedness (other than fees payable to the holder of any such Senior Indebtedness, which fees shall be paid when due), including without limitation any credit facility with ATB Financial, until such time as an inter-creditor agreement is entered into between the Trustee and the holder of any such Senior Indebtedness.

ARTICLE 8

CANNABIS COMPLIANCE

8.1	Cannabis Representations and Warranties of the Corporation

To the extent that the Corporation currently has cannabis-related activities or interests, the Corporation represents, warrants and agrees that, in addition to any other representation and warranty in this Indenture:

(a)	its Cannabis Permits are in good standing and it has all permits and licences required by any Canadian or other applicable Governmental Authority that are necessary or desirable to lawfully conduct or maintain, directly or indirectly, its cannabis-related activities and interests as currently conducted;

(b)	it does not hold cannabis or cannabis-related operations or interests in the United States (including, without limiting the generality of the foregoing, royalty entitlements or investments in a cannabis business), or sell or distribute cannabis into the United States; and

(c)	it does not hold cannabis or cannabis-related operations or interests in any other country (including, without limiting the generality of the foregoing, royalty entitlements or investments in a cannabis business) where the production, distribution or possession of cannabis is prohibited as a matter of the law of the applicable country.

8.2	Cannabis Covenants of the Corporation

(a)	The Corporation agrees that it will promptly furnish to the Trustee from time to time:

(i)	all material correspondence and notices received from any Governmental Authority or stock exchange with respect to Cannabis Permits, or any regulatory or other investigations into the Corporation’s cannabis business practices;

(ii)	not less than once per calendar year, and whenever reasonably requested by the Trustee, evidence of the current status of each of its Cannabis Permits; and

(iii)	any information that the Corporation provides in writing to a Governmental Authority in respect of its cannabis-related business and pursuant to a reporting obligation in accordance with applicable laws, provided that such information (or part thereof) shall be furnished solely to the extent that the Trustee is reasonably required to receive such information to satisfy its obligations pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and provided further that, other than for such specific and limited purpose, the Trustee shall have no rights whatsoever to any such confidential and proprietary information of the Corporation and shall keep confidential and not use or disclose, in any way, other than to satisfy those legal obligations.

(b)	To the extent that the Corporation has cannabis-related activities or interests now or in the future, the Corporation covenants and agrees that, in addition to any other covenant or obligation in this Indenture, it shall:

(i)	promptly provide to the Trustee a copy of any (A) existing Cannabis Permits; and (B) other permits and licences required by any other Governmental Authority that it currently holds;

(ii)	at all times keep and maintain in good standing its Cannabis Permits, and shall notify the Trustee of any breach of this requirement immediately upon obtaining knowledge thereof;

(iii)	obtain, and ensure at all times that it continues to have, all permits and licences required by any Canadian or other applicable Governmental Authority that are necessary to lawfully conduct or maintain, directly or indirectly, its cannabis- related activities and interests and upon receipt of its Cannabis Permits, immediately provide same to the Trustee;

(iv)	notify the Trustee immediately of, and provide it with a copy of, any and all correspondence and notices that could reasonably be expected to result in a material (A) financial loss; (B) penalty; or (C) sanction, under any Cannabis Permit or applicable law;

(v)	deliver to the Trustee, (A) at any reasonable time upon demand by the Trustee; (B) in any event, immediately upon the breach of any representation, warranty or covenant contained in this Section 8.2; and (C) within 120 days after the end of each calendar year, an Officer’s Certificate (or a supplement to an Officer’s Certificate otherwise being provided), as to the knowledge of such officer(s) of the Corporation’s compliance or non-compliance with this Section 8.2, in each case attaching evidence of the current status of all Cannabis Permits;

(vi)	carry on and conduct its cannabis related activities in accordance with all applicable laws and regulations, of all Governmental Authorities in the applicable jurisdictions;

(vii)	if applicable, meet all listing requirements for each stock exchange upon which it is listed relating to compliance with applicable law in all jurisdictions in which the Corporation has interests;

(viii)	in no event, acquire or hold cannabis or cannabis-related operations or interests in the United States (including, without limiting the generality of the foregoing, royalty entitlements or investments in a cannabis business), or sell or distribute cannabis into the United States so long as the production, distribution or possession of cannabis remains prohibited as a matter of any federal, territorial or state laws of the United States or is prohibited as a matter of any applicable United States’ Governmental Authority; and

(ix)	in no event, acquire or hold cannabis or cannabis-related operations or interests in any other country (including, without limiting the generality of the foregoing, royalty entitlements or investments in a cannabis business) if the production, distribution or possession of cannabis is prohibited as a matter of the law of the applicable country.

8.3	Subsidiaries

The Corporation shall cause all of its Subsidiaries to comply with the provisions of this Article 8 as if such Subsidiaries were expressly referred to in such provisions in replacement of references to the Corporation, mutatis mutandis.

8.4	Resignation of Trustee

The Corporation acknowledges and agrees that, notwithstanding any other provision of this Indenture, any default of any provision of this Article 8 or any event which causes Canadian banks to cease providing financial services to cannabis businesses that are substantially similar to the Corporation’s business will result in the right of the Trustee, at its sole discretion, to resign as Trustee effective immediately, and the Corporation hereby acknowledges such right of the Trustee to immediately resign. For certainty, no cure period or advance notice is required to be given by the Trustee before the Trustee may exercise such discretion.

The Corporation acknowledges and agrees, in addition to any other provision herein relating to the resignation or replacement of the Trustee, that the Trustee may resign as trustee hereunder and be discharged from all further duties and liabilities hereunder, without notice, if the Trustee reasonably determines that (a) the Corporation has become unable to continue to lawfully operate any part of its cannabis or cannabis-related business or to own or maintain, directly or indirectly, its cannabis or cannabis-related investments or operations; or (b) the Trustee would be prejudiced by continuing to act as trustee hereunder (provided that nothing herein shall give rise to a right of termination by the Trustee in the event that the Corporation takes steps, in anticipation of any change in law or regulations, to terminate or modify its cannabis or cannabis-related business, investments or operations to ensure compliance with applicable law).

ARTICLE 9

DEFAULT

9.1	Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an “Event of Default”:

(a)	failure for 30 days to pay interest on the Debentures when due;

(b)	failure to pay principal or premium (whether by way of payment of cash or delivery of Common Shares), if any, on the Debentures when due whether at maturity, upon redemption, by declaration or otherwise;

(c)	failure to pay any principal, interest or other amount in regard to the Subordinate Debentures or any Senior Indebtedness when due whether at maturity, upon acceleration, or otherwise;

(d)	default in the delivery, when due, of all cash and any Common Shares or other consideration, payable on conversion with respect to the Debentures which default continues for 30 days;

(e)	any representation or warranty provided by the Corporation within this Indenture or any other security document (including the Security Documents) was incorrect in any material respect;

(f)	default in the observance or performance of the covenants set out in Section 7.28, 7.29 or 7.30;

(g)	default in the observance or performance of any other covenant or condition of this Indenture or the Security Documents by the Corporation for a period of 30 days after notice in writing has been given to the Corporation by the Trustee or from holders of not less than 35% in aggregate principal amount of the Debentures specifying such default and requiring the Corporation to remedy such default;

(h)	if any proceeding or filing is commenced against the Corporation or any of its subsidiaries seeking to have an order for relief entered against it as a debtor or to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, dissolution, provisional liquidation, administration, moratorium, assignment, adjustment or composition of it or its debts under any insolvency legislation, including but not limited to the Bankruptcy and Insolvency Act (Canada). the Companies Creditors Arrangement Act or any other bankruptcy, insolvency or analogous laws or seeking appointment of a receiver, trustee, custodian, administrator, receiver and manager, provisional liquidator, or other similar official for it or any of its property or assets; unless (i) the Corporation immediately challenges and thereafter is diligently defending such proceeding in good faith and on reasonable grounds as determined by the Trustee; and (ii) such proceeding does not in the reasonable opinion of the Trustee materially adversely affect the ability of the Corporation to carry on its business and to perform and satisfy all of its obligations and, in any event, such proceeding is not dismissed or stayed within thirty (30) days;

(i)	if the Corporation or any of its subsidiaries institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), Companies Creditors Arrangement Act, or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Corporation or any of its subsidiaries or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(j)	if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11.1 are duly observed and performed;

in each and every such event the Trustee may, in its discretion, and shall, upon prior funding and indemnity and receipt of a request in writing signed by the holders of not less than 35% in principal amount of the Debentures then outstanding, subject to the provisions of Section 9.3, by notice in writing to the Corporation declare the principal of and interest on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, and the Corporation shall forthwith pay to the Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest and interest on amounts in default on such Debentures and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other monies from the date of such declaration until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Debentures. Such irrevocable payment when made shall be deemed to have been made in discharge of the Corporation’s obligations hereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 9.6.

For certainty, for the purposes of this Section 9.1, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section 9.1 shall refer to Debentures of that particular series.

For the purposes of this Article 9, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 9.1, then this Article 9 shall apply mutatis mutandis to the Debentures of such series and references in this Article 9 to the Debentures shall mean Debentures of the particular series and references to the Debentureholders shall refer to the Debentureholders of the particular series, as applicable.

9.2	Notice of Events of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 10 days after it receives written notice of the occurrence of or otherwise becomes aware of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 14.2, provided that notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the holders of at least 35% of the principal amount of the Debentures then outstanding, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Corporation in writing.

9.3	Waiver of Default

Upon the happening of any Event of Default hereunder:

(a)	the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 35% of the principal amount of Debentures then outstanding, to instruct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 9.1 and the Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the nonobservance or non-performance by the Corporation of any covenant applicable only to one or more series of Debentures, then the holders of more than 35% of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b)	the Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable.

No such act or omission either of the Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

9.4	Enforcement by the Trustee

Subject to the provisions of Section 9.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Corporation shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 9.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 35% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.

The Trustee shall be entitled and empowered, either in its own name or as Trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Trustee, relying on the advice of Counsel, in order to have the respective claims of the Trustee and of the holders of the Debentures against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 9.3, nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

9.5	No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest or any other amount on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 35% in principal amount of the Debentures then outstanding shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (c) the Debentureholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

9.6	Application of Monies by Trustee

(a)	Except as herein otherwise expressly provided, any monies received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 9, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Trustee available for such purpose, as follows:

(i)	first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)	second, but subject as hereinafter in this Section 9.6 provided, in payment, rateably and proportionately to the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest (less any tax required to be withheld therefrom) and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Debenture pledged for value and in good faith to a Person other than the Corporation or any Subsidiary but only to the extent of such Person’s interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b)	The Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Section 9.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 15.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

9.7	Notice of Payment by Trustee

Not less than 15 days’ notice shall be given in the manner provided in Section 14.2 by the Trustee to the Debentureholders of any payment to be made under this Article 9. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

9.8	Trustee May Demand Production of Debentures

The Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 9 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Corporation as the Trustee shall deem sufficient.

9.9	Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

9.10	Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other monies owing hereunder.

9.11	Immunity of Trustee and Others

The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer or director of the Corporation or holder of Common Shares or of any successor thereto, for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Debentures.

ARTICLE 10

SATISFACTION AND DISCHARGE

10.1	Cancellation and Destruction

All Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee and, if required by the Corporation, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

10.2	Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a)	the Corporation shall be entitled to pay or deliver to the Trustee and direct it to set aside;

(b)	in respect of monies in the hands of the Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the principal, premium (if any) or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such monies, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies, so set aside by the Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 10.3.

10.3	Repayment of Unclaimed Monies

Subject to applicable law, any monies, if applicable, set aside under Section 10.2 and not claimed by and paid to holders of Debentures as provided in Section 10.2 within six (6) years after the date of such setting aside shall be repaid and delivered to the Corporation on its demand and, upon receipt thereof, the Trustee shall be released from all further liability with respect to such monies, and thereafter the holders of the Debentures in respect of which such monies, were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment and delivery of the monies, if applicable, from the Corporation subject to any limitation provided by the laws of the Province of Ontario.

10.4	Discharge

The Trustee shall at the Written Request of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal, premium (if any) and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

10.5	Satisfaction

(a)	The Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable, either the Corporation has deposited or caused to be deposited with the Trustee as:

(i)	trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, as the case may be, of such Debentures; or

(ii)	property in trust for the purpose of making payment on such Debentures if the Debentures are issued in:

(A)	Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada; or

(B)	a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable;

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures;

and in either event the Corporation has:

(iii)	paid, caused to be paid or made provisions to the satisfaction of the Trustee for the payment of all other sums payable with respect to all of such Debentures (together with all applicable expenses of the Trustee in connection with the payment of such Debentures); and

(iv)	delivered to the Trustee an Officer’s Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Trustee referred to in this Section 10.5 shall be irrevocable, subject to Section 10.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance reasonably satisfactory to the Trustee and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied.

(b)	Upon the satisfaction of the conditions set forth in this Section 10.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2, Article 4 and Article 6 and Section 9.4 and the provisions of Article 1 pertaining to the foregoing provisions) shall no longer be binding upon or applicable to the Corporation.

(c)	Any funds or obligations deposited with the Trustee pursuant to this Section 10.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d)	If the Trustee is unable to apply any money or securities in accordance with this Section 10.5 by reason of any legal proceeding or any order or judgment of any court or Governmental Authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 10.5 until such time as the Trustee is permitted to apply all such money or securities in accordance with this Section 10.5, provided that if the Corporation has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Trustee.

10.6	Continuance of Rights, Duties and Obligations

(a)	Where trust funds or trust property have been deposited pursuant to Section 10.5, the holders of Debentures and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 4 and Article 6 and the provisions of Article 1 pertaining to the foregoing provisions, as may be applicable.

(b)	In the event that, after the deposit of trust funds or trust property pursuant to Section 10.5 in respect of a series of Debentures (the “Defeased Debentures”), any holder of any of the Defeased Debentures from time to time converts its Debentures to Common Shares or other securities of the Corporation in accordance with Subsection 2.4(g), Article 6 or any other provision of this Indenture, the Trustee shall upon receipt of a Written Direction of the Corporation return to the Corporation from time to time the proportionate amount of the trust funds or other trust property deposited with the Trustee pursuant to Section 10.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

(c)	In the event that, after the deposit of trust funds or trust property pursuant to Section 10.5, the Corporation is required to purchase or make an offer to purchase Debentures pursuant to any provisions relating to any series of Debentures, the Corporation shall be entitled to use any trust money or trust property deposited with the Trustee pursuant to Section 10.5 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of the Corporation the total offer price payable in respect of an offer relating to such Debentures).. Upon receipt of a Written Direction of the Corporation, the Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Trustee pursuant to Section 10.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures held by such holders who have accepted any such offer to the Corporation (which amount shall be based on the applicable principal amount of the Defeased Debentures held by holders that accept such offer in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

ARTICLE 11

SUCCESSORS

11.1	Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

Subject to the provisions of Article 12, the Corporation shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other Person (herein called a “Successor”) whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

(a)	prior to or contemporaneously with the consummation of such transaction the Corporation and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the Successor will have assumed all the covenants and obligations of the Corporation under this Indenture in respect of the Debentures;

(ii)	other than with respect to Senior Indebtedness, the Trustee will continue to have a first-ranking security interest against the Collateral and all present and after- acquired property of the Successor as confirmed in a legal opinion from Counsel (in form and substance satisfactory to the Trustee, acting reasonably);

(iii)	the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture; and

(iv)	in the case of an entity organized otherwise than under the laws of the Province of Ontario, shall attorn to the jurisdiction of the courts of the Province of Ontario;

(b)	such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Trustee or of the Debentureholders hereunder; and

(c)	no condition or event shall exist as to the Corporation (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder.

11.2	Vesting of Powers in Successor

Whenever the conditions of Section 11.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Indenture with the same effect as though the Successor had been named as the Corporation herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor, the Corporation shall be relieved of all obligations and covenants under this Indenture and the Debentures. The Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 12

COMPULSORY ACQUISITION

12.1	Definitions

In this Article:

(a)	“Affiliate” and “Associate” shall have their respective meanings set forth in the Securities Act (Ontario);

(b)	“Dissenting Debentureholders” means a Debentureholder who does not accept an Offer referred to in Section 12.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(c)	“Offer” means an offer to acquire outstanding Debentures where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror’s Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(d)	“offer to acquire” includes an acceptance of an offer to sell;

(e)	“Offeror” means a Person, or two or more Persons acting jointly or in concert, who make an Offer to acquire Debentures;

(f)	“Offeror’s Debentures” means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any Person or company acting jointly or in concert with the Offeror; and

(g)	“Offeror’s Notice” means the notice described in Section 12.3.

12.2	Offer for Debentures

If an Offer for all of the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a)	within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror’s Debentures;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c)	the Offeror complies with Sections 12.3 and 12.5;

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

12.3	Offeror’s Notice to Dissenting Debentureholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 12.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the “Offeror’s Notice”) to each Dissenting Debentureholder stating that:

(a)	Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror’s Debentures, have accepted the Offer;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c)	Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror’s Notice; and

(d)	Dissenting Debentureholders must send their respective Debenture certificate(s) to the Trustee within 21 days after the date of the sending of the Offeror’s Notice.

12.4	Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror’s Notice is sent pursuant to Section 12.3 shall, within 21 days after the sending of the Offeror’s Notice, send his or her Debenture certificate(s) to the Trustee duly endorsed for transfer.

12.5	Payment of Consideration to Trustee

Within 21 days after the Offeror sends an Offeror’s Notice pursuant to Section 12.3, the Offeror shall pay or transfer to the Trustee, or to such other Person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 12.2. The acquisition by the Offeror of all Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

12.6	Consideration to be held in Trust

The Trustee, or the Person directed by the Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 12.5. The Trustee, or such Persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

12.7	Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror’s Notice pursuant to Section 12.3, the Trustee, if the Offeror has complied with Section 12.5, shall:

(a)	do all acts and things and execute and cause to be executed all instruments as in the Trustee’s opinion may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b)	send to each Dissenting Debentureholder who has complied with Section 12.4 the consideration to which such Dissenting Debentureholder is entitled under this Article 12 net of applicable withholding taxes, if any; and

(c)	send to each Dissenting Debentureholder who has not complied with Section 12.4 a notice stating that:

(i)	his, her or its Debentures have been transferred to the Offeror;

(ii)	the Trustee or some other Person designated in such notice are holding in trust the consideration for such Debentures; and

(iii)	the Trustee, or such other Person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder’s Debenture certificate(s) or such other documents as the Trustee or such other Person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions.

12.8	Communication of Offer to the Corporation

An Offeror shall not be permitted to utilize the compulsory acquisition provisions set forth in this Article 12 in connection with an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Corporation.

ARTICLE 13

MEETINGS OF DEBENTUREHOLDERS

13.1	Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time, and the Trustee shall, on receipt of a Written Request of the Corporation or a written request signed by the holders of not less than 35% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in Toronto, Ontario or at such other place as may be approved or determined by the Trustee.

13.2	Notice of Meetings

(a)	At least 21 days’ notice of any meeting shall be given to the Debentureholders in the manner provided in Section 14.2 and a copy of such notice shall be sent by post to the Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b)	If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 13.15, especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Sections 13.2(c) and 13.2(d)), then:

(i)	a reference to such fact, indicating each series of Debentures in the opinion of the Trustee so especially affected (hereinafter referred to as the “especially affected series”) shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a “Serial Meeting”; and

(ii)	the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 13.15 unless in addition to compliance with the other provisions of this Article 13:

(A)	at such Serial Meeting: (I) there are Debentureholders present in person or by proxy and representing at least 35% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 13 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66 2/3%) of the principal amount of the Debentures of such series then outstanding voted on the resolution at the meeting (in person or by proxy); or

(B)	in the case of action taken or power exercised by instrument in writing under Section 13.15, such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the Debentures of such series then outstanding.

(c)	Subject to Section 13.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, acting reasonably, which shall be binding on all Debentureholders, the Trustee and the Corporation for all purposes hereof.

(d)	A proposal:

(i)	to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof;

(ii)	to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii)	to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 13.2 or Sections 13.4, 13.12 and 13.15;

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

13.3	Chair

Some person, who need not be a Debentureholder, nominated in writing by the Trustee shall be chair of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some person present to be chair.

13.4	Quorum

Subject to the provisions of section 13.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 35% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 35% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the. next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 13.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 35% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

13.5	Power to Adjourn

The chair of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

13.6	Show of Hands

Every question submitted to a meeting shall, subject to Section 13.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

13.7	Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chair or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chair shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting and voted on the poll.

13.8	Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder (for certainty, any fractional amounts shall be rounded down to the nearest $1,000). In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day immediately preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $1,000. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

In the case of a Book Based Only Debenture, the Depository may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Debentureholders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depository’s designation.

13.9	Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Corporation (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)	the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b)	the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)	the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, emailed, or sent by other electronic means before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and Persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

13.10	Persons Entitled to Attend Meetings

The Corporation and the Trustee, by their respective employees, officers and directors, the Auditors of the Corporation and the legal advisers of the Corporation, the Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

13.11	Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a)	power to authorize the Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b)	power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Trustee (in the case of the Trustee, subject to the Trustee’s prior consent) against the Corporation, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(c)	power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any supplemental indenture hereto embodying any modification, change, addition or omission;

(d)	power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or for the amalgamation or merger of the Corporation with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if .the provisions of Section 11.1 shall have been complied with;

(e)	power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f)	power to waive, and direct the Trustee to waive, any default hereunder and/or cancel any declaration made by the Trustee pursuant to Section 9.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g)	power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h)	power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 9.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i)	power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(j)	power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chair and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k)	power to remove the Trustee from office and to appoint a new Trustee or Trustees provided that no such removal shall be effective unless and until a new Trustee or Trustees shall have become bound by this Indenture;

(l)	power to sanction the exchange of the Debentures for or the conversion thereof into shares, bonds, Debentures or other securities or obligations of the Corporation or of any other Person formed or to be formed;

(m)	power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 13.11(l); and

(n)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 13.11(j).

13.12	Meaning of “Extraordinary Resolution”

(a)	The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 35% of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 35% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than 66 2/3% of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b)	If, at any such meeting, the holders of not less than 35% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 35% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 14.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66 2/3% of the principal amount of the Debentures and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than 66 2/3% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 35% in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, holders of not less than 35% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

13.13	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

13.14	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

13.15	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66 2/3% of the principal amount of all the outstanding Debentures and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of 66 2/3% of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

13.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 13.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

13.17	Evidence of Rights Of Debentureholders

(a)	Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b)	The Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

13.18	Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this Article 13 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

ARTICLE 14

NOTICES

14.1	Notice to the Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered to the Corporation at 150 King Street West, Suite 308, Toronto, M5H 1J9 Attention: President or by email to tfencott@fireandflower.com, and a copy delivered to Dentons Canada LLP, 77 King St. W., Suite 400, Toronto, ON, M5K 0A1, Attention: Eric Foster or by email to eric.foster@dentons.com, or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Corporation may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Corporation would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to this Section 14.1, such notice shall be valid and effective only if delivered at the appropriate address in accordance with this Section 14.1.

14.2	Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned. All such notices shall be deemed to have been effectively given three days after the date of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the City of Toronto, each such publication to be made in a daily newspaper of general circulation.

Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any Persons interested in such Debenture.

14.3	Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Trustee at its principal office in the City of Toronto, at 100 University Ave, 11th Floor, Toronto, ON M5J 2Y1, Attention: General Manager, Corporate Trust or by email: corporatetrust.toronto@computershare.com or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.

ARTICLE 15

CONCERNING THE TRUSTEE

15.1	No Conflict of Interest

The Trustee represents to the Corporation that, to the best of its knowledge, at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 15.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 15.2.

15.2	Replacement of Trustee

The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 90 days’ notice. in writing or such shorter notice as the Corporation may accept as sufficient. If at any time a material conflict of interest exists in the Trustee’s role as a fiduciary hereunder the Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 15.2. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. The Debentureholders by Extraordinary Resolution shall have the power at any time to remove the existing Trustee and to appoint a new Trustee. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debentureholders. Failing such appointment by the Corporation, the retiring Trustee or any Debentureholder may apply to a Judge of the Ontario Superior Court, on such notice as such Judge may direct at the Corporation’s expense, for the appointment of a new Trustee but any new Trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Trustee shall be effective only upon such new Trustee agreeing in writing to be bound by this Indenture. Any new Trustee appointed under any provision of this Section 15.2 shall be a corporation authorized to carry on the business of a trust company in all the Provinces of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

Any company into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, or any company succeeding to the corporate trust business of the Trustee shall be the successor Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Corporation.

15.3	Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

15.4	Reliance upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 15.5, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may rely on an opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Corporation.

15.5	Evidence and Authority to Trustee, Opinions, etc.

The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 15.5, or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a)	a certificate made by any one officer or director of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b)	in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c)	in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certificates and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the Person giving the evidence that he or she has read and is familiar with those provisions of this Indenture relating to the condition precedent in question; (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based; (c) a statement that, in the belief of the Person giving such evidence, he or she has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein; and (d) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

The Corporation shall furnish to the Trustee at any time if the Trustee reasonably so requires, its certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such noncompliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

15.6	Officer’s Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officer’s Certificate.

15.7	Experts, Advisers and Agents

The Trustee may:

(a)	employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it or such agents and other assistants in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Corporation.

15.8	Trustee May Deal in Debentures

Subject to Sections 15.1 and 15.3, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

15.9	Investment of Monies Held by Trustee

Unless otherwise provided in this Indenture, any monies held by the Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee, may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within such period to facilitate any payments expected to be made under this Indenture, after their purchase by the Trustee, and unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Trustee shall so invest such monies at the Written Direction of the Corporation given in a reasonably timely manner. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or, with the consent of the Corporation, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province thereof at the rate of interest, if any, then current on similar deposits.

Unless and until the Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Trustee shall pay over to the Corporation all interest received by the Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

15.10	Trustee Not Ordinarily Bound

Except as provided in Section 9.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 15.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation’s business, unless the Trustee shall have been required to do so in writing by the holders of not less than 50% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 13, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

15.11	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises. Nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

15.12	Trustee Not Bound to Act on the Corporation’s Request

Except as in this Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine. The Trustee shall not to be appointed receiver or receiver manager of the assets of the Corporation.

15.13	Trustee Protected in Acting

The Trustee may act and rely, and shall be protected in acting and relying absolutely, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, facsimile transmission, directions or other paper document believed in good faith by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Trustee shall be protected in acting and relying upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration, affidavit or other paper or document furnished to it, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

15.14	Conditions Precedent to Trustee’s Obligations to Act Hereunder

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts.

15.15	Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in all of the Provinces of Canada but if, notwithstanding the provisions of this Section 15.15, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Section 15.2.

15.16	Compensation and Indemnity

(a)	The Corporation shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Corporation and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b)	The Corporation hereby indemnifies and saves harmless the Trustee and its directors, officers, shareholders and employees from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations or the exercise of its rights hereunder save only in the event that such liability arises from the gross negligence or the wilful misconduct or bad faith of the Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Trustee shall co-operate in the defence. The Trustee may have separate Counsel and the Corporation shall pay the reasonable fees and expenses of such Counsel. The Corporation need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

(c)	The Corporation need not reimburse any expense or indemnify against any loss or liability arising from the Trustee’s gross negligence, wilful misconduct or bad faith.

(d)	The Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or the Debenture certificates (except the representation contained in Section 15.1 and 15.5 or in the certificate of the Trustee on the Debenture certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation.

(e)	The Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, trustees or servants of the Corporation.

(f)	The Corporation hereby indemnifies and holds harmless the Trustee, its affiliates, their successors and assigns, as well as its and their respective directors, officers, employees and agents (collectively the “Indemnified Parties”) against any loss, expenses, claim, proceedings, judgement, liability or asserted liability (including strict liability and including costs and expenses of abatement and remediation of spills or releases of contaminants and including liabilities of the Indemnified Parties to third parties including governmental agencies in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties’ foreseeable and unforeseeable consequential damages) incurred as a result of the exercise by the Trustee of any of its rights and duties hereunder or under the Mortgages which result from or relate, directly or indirectly, to:

(i)	the presence or release of any contaminants, by any means or for any reason, on the Owned Real Property, whether or not release or presence of the contaminants was under the control, care or management of the Corporation or of a previous owner, or of a tenant, but excluding any release or presence of contaminants directly caused by the Indemnified Parties, or any of them;

(ii)	any contaminant present on or released from any contiguous property to the Owned Real Property, unless such presence or release is directly caused by the Indemnified Parties, or any of them; or

(iii)	the breach or alleged breach of any environmental laws by the Corporation.

(g)	For purposes of Section 15.16(f), “liability” shall include (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; (iii) liability of the Indemnified Party for damage suffered by the third party; (iv) liability of an Indemnified Party for damage to or impairment of the environment; and (v) liability of an Indemnified Party for court costs, expenses of alternative dispute resolution proceedings, and fees and disbursements of expert consultants and legal counsel on a solicitor and client basis.

15.17	Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment and acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment and acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Corporation or any shorter period of time as agreed to by the Corporation, provided that:

(a)	the Trustee’s written notice shall describe the circumstances of such non-compliance; and

(b)	if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

15.18	Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

15.19	Privacy Laws

The parties acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Indenture and other services that may be requested from time to time;

(b)	to help the Trustee manage its servicing relationships with such individuals;

(c)	to meet the Trustee’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Debenture Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Trustee shall make available on its website or upon request, including revisions thereto. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

15.20	Third Party Interests

The Corporation represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the Corporation, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case the Corporation hereto agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

15.21	Force Majeure

Neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics or pandemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, general mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 15.21.

15.22	Miscellaneous

(a)	No duty shall rest with the Trustee to determine compliance of the transferor or transferee with Applicable Securities Legislation. The Trustee shall be entitled to assume that all transfers are legal and proper.

(b)	Nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

(c)	The Trustee shall not be bound to give notice to any person or persons of the execution hereof.

ARTICLE 16

SUPPLEMENTAL INDENTURES

16.1	Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of the directors of the Corporation, the Corporation may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	providing for the issuance of Additional Debentures under this Indenture;

(b)	adding to the covenants of the Corporation herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;

(c)	making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(d)	evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e)	giving effect to any Extraordinary Resolution passed as provided in Article 13; and

(f)	for any other purpose not inconsistent with the terms of this Indenture.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Corporation and the Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be made in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, the Corporation and the Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any supplemental indenture hereto or any Written Direction of the Corporation provided for the issue of Debentures, providing that in the opinion of the Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

ARTICLE 17

EXECUTION AND FORMAL DATE

17.1	Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

17.2	Contracts of the Corporation

The directors of the Corporation, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of the Corporation, are and will be conclusively deemed to be, acting for and on behalf of the Corporation, and not in their own personal capacities. None of the directors will be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses (including legal expenses) against or with respect to the Corporation or in respect to the affairs of the Corporation. No property or assets of the directors, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Indenture or the Debentures. No recourse may be had or taken, directly or indirectly, against the directors in their personal capacity. The Corporation will be solely liable therefor and resort will be had solely to the property and assets of the Corporation for payment or performance thereof.

No holder of Common Shares as such will be subject to any personal liability whatsoever, whether extra- contractually, contractually or otherwise, to any party to this Indenture or pursuant to the Debentures in connection with the obligations or the affairs of the Corporation or the acts or omissions of the directors of the Corporation, whether under this Indenture, the Debentures or otherwise, and the other parties to this Indenture and the holders of the Debentures will look solely to the property and assets of the Corporation for satisfaction of claims of any nature arising out of or in connection therewith and the property and assets of the Corporation only will be subject to levy or execution.

[Remainder of page intentionally blank]

For the purpose of convenience this Indenture may be referred to as bearing the formal date of April 28, 2020, irrespective of the actual date of execution hereof.

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

FIRE & FLOWER HOLDINGS CORP.

By:	(signed) “Trevor Fencott”
Name:	Trevor Fencott
Title:	President and Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(signed) “Robert Morrison”
Name:	Robert Morrison
Title:	Corporate Trust Officer

By:	(signed) “Neil Scott”
Name:	Neil Scott
Title:	Corporate Trust Officer

Signature Page – Debenture Indenture

SCHEDULE “A”

FORM OF INITIAL DEBENTURE CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE AUGUST 29, 2020.

[U.S. Legend — to be included on all Initial Debentures required to bear the U.S. Legend pursuant to Section 2.15:

THE SECURITIES REPRESENTED HEREBY AND ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF FIRE & FLOWER HOLDINGS CORP. (THE “CORPORATION”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.]

No. ■	$ ■

FIRE & FLOWER HOLDINGS CORP.

(A CORPORATION EXISTING UNDER THE LAWS OF CANADA)

8.0% SECURED CONVERTIBLE DEBENTURE DUE ON JUNE 1, 2021 (SUBJECT TO ADJUSTMENT)

FIRE & FLOWER HOLDINGS CORP. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the debenture indenture (the “Indenture”) dated as of April 28, 2020 between the Corporation and Computershare Trust Company of Canada (the “Trustee”), promises to pay to the registered holder hereof on the maturity date of this Initial Debenture, as hereinafter described, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of ■ Dollars ($■ in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Trustee in Toronto, Ontario in accordance with the terms of the Indenture. This Initial Debenture shall mature on June 1, 2021, as may be adjusted in accordance with the terms of the Indenture (the “Maturity Date”).

A-1

Subject as hereinafter provided, the Corporation further promises to pay interest on the principal amount hereof from the date hereof to the Maturity Date, at the rate of 8.0% per annum compounded annually, payable semi-annually in arrears (less any tax required by law to be deducted) on June 30 and December 31 in each year, the first such payment to fall due on December 31, 2020 and the last such payment to fall due on the Maturity Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded annually. For certainty, the first interest payment will include accrued interest from and including April 28, 2020, but excluding the Initial Payment Date and the last interest payment will include accrued interest from and including the Interest Payment Date immediately before the Maturity Date to but excluding the Maturity Date. The payment to be made on the Initial Payment Date shall be $54.00 in respect of each $1,000 principal amount of Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or electronic transfer of funds, as the case may be, shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the 8.0% Secured Convertible Debentures (referred to herein as the “Initial Debentures”) of the Corporation issued under the provisions of the Indenture. The Initial Debentures authorized for issue are limited to an aggregate principal amount of $28,000,000 in lawful money of Canada, plus any amounts on account of the Interest Election. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable in denominations of $1,000 and integral multiples thereof or such other amount as may be determined by the Corporation. Upon compliance with the provisions of the Indenture, Initial Debentures of any denomination may be exchanged for an equal aggregate principal amount of Initial Debentures in any other authorized denomination or denominations.

Upon and subject to the provisions and conditions of the Indenture, the holder of this Initial Debenture shall have the right, at such holder’s option, at any time when the register of the Trustee is open, prior to 5:00 p.m. (Toronto time) on the Business Day immediately prior to the Maturity Date, to convert the whole or any part, which is $1,000 or an integral multiple thereof (or such other amount as may be determined by the Corporation), of the principal amount of this Initial Debenture into Common Shares at the Conversion Price in effect on the Date of Conversion. As of the date hereof, the Conversion Price for the Initial Debentures is $0.50, subject to adjustment in accordance with the provisions of Article 6.

Subject to the Interest Election, upon conversion of this Initial Debenture, the holder will receive, in cash, all interest which has accrued from and including the last Interest Payment Date to, but excluding, the Date of Conversion and which has not been paid. The Conversion Price applicable to and the Common Shares, securities or other property receivable on the conversion of the Initial Debentures is subject to adjustment pursuant to the provisions of the Indenture.

The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the fractional interest multiplied by the Current Market Price of the Common Shares on the Date of Conversion determined in accordance with the Indenture, provided, however, the Corporation shall not be required to make any payment of less than $20.00.

Subject to the provisions of the Indenture and without further action on the part of the registered holder, subject to any required regulatory approval and provided that:

(a)	no Event of Default has occurred and is continuing;

(b)	all of the ACT Debentures are converted or otherwise retired;

(c)	all of the Series A Warrants are exercised or otherwise retired; and

(d)	the ten (10) day volume weighted average daily trading price per Common Share on the Exchange is greater than $1.25, as adjusted in accordance with Section 6.5, as the date of the Forced Conversion Notice, then, the Corporation may force conversion of all but not less than all of the principal amount and all accrued and unpaid interest (less any tax required by law to be deducted or withheld) of the Debentures at the applicable Conversion Price, upon giving the Trustee not less than 30 days advance written notice.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct secured obligation of the Corporation. The payment of the principal of and interest on, this Initial Debenture, and all other Initial Debentures now or hereafter certified and delivered under the Indenture, shall rank senior in right of payments on all other indebtedness, secured or unsecured, of the Corporation, other than Senior Indebtedness. For certainty, any security interest, charge, mortgage, or other encumbrance granted in respect of the Initial Debentures, shall be subordinate, and is hereby postponed, to any security interest, charge, mortgage, or other encumbrance granted by the Corporation in favour of any holder of the Senior Indebtedness.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the register to be kept at the principal office of the Trustee in Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.

If any of the provisions of this Initial Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern. Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

[Signature Page to Follow]

IN WITNESS WHEREOF FIRE & FLOWER HOLDINGS CORP. has caused this Initial Debenture to be signed by its authorized representatives as of the_____day of ___________________, 20_____.

FIRE & FLOWER HOLDINGS CORP.

By:
Name:
Title:

Signature Page – FFHC Debenture Certificate

(FORM OF DEBENTURE TRUSTEE’S CERTIFICATE)

Certification Date:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar

SCHEDULE “B”

FORM OF NOTICE OF CONVERSION

CONVERSION NOTICE

TO: FIRE & FLOWER HOLDINGS CORP.

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 8.0% Secured Convertible Debentures bearing Certificate No. ■ irrevocably elects to convert such Debentures (or $■ principal amount thereof*) in accordance with the terms of the debenture indenture (the “Indenture”) dated as of April 28, 2020 between the Corporation and Computershare Trust Company of Canada referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Common Shares of the Corporation issuable upon a conversion be issued and delivered to the Person indicated below. (If Common Shares are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated:_______________________________________
(Signature of Registered Holder)

This conversion of Debentures, and the Corporation’s obligation to issue the Common Shares thereunder, shall not be effective or enforceable if the issuance of such Common Shares to the holder would result in the holder and any Person acting in combination or in concert with such holder, holding greater than 9.99% of the outstanding Common Shares after giving effect to the conversion and issuance, without the holder having filed and cleared a Personal Information Form (“PIF”) with the Toronto Stock Exchange (“TSX”) (or such other substantially similar form if required by the exchange on which the Common Shares are then trading).

This section only to be completed by Substantial Holders

The undersigned certifies on behalf of the holder converting the Debentures contemplated hereby that as of the date hereof, the holder and all Persons acting in combination or in concert with the holder hold an aggregate of ________________________ Common Shares (“Current Shares”).

Name:
Title:

I,________________________, in my capacity as an officer of the Corporation and not in my personal capacity, have made reasonable inquiry and that to the best of my knowledge and without personal liability certify that the number of Current Shares, held by the holder of the Debentures contemplated by this conversion notice and all Persons disclosed to the Corporation by the holder as acting in combination or in concert therewith, either (a) will not own more than 9.99% of the Common Shares upon conversion of such Debentures; or (b) the holder has filed a PIF (in prescribed form) with the TSX (or such other substantially similar form if required by the exchange on which the Common Shares are then trading).

Name:
Title:

B-1

If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof or such other amount as may be determined by the Corporation).

Note: If Common Shares are to be issued in the name of a Person other than the holder, the signature must be guaranteed by a chartered bank or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

(Print name in which Common Shares are to be issued, delivered and registered)

Name: __________________________

________________________________

(Address)

_________________________________

(City, Province and Postal Code)

Name of guarantor: ____________________________

Authorized signature: __________________________

SCHEDULE “C”

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Trust Company of Canada

AND TO: Fire & Flower Holdings Corp. (the “Corporation”)

The undersigned (A) acknowledges that the sale of the securities of the Corporation represented by certificate number_______________________to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the seller is not (a) an “affiliate” (as defined in Rule 405 under the U.S. Securities Act) of the Corporation, (b) a “distributor” (as defined in Regulation S) or (c) an affiliate of a distributor; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Regulation S) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on its or their behalf has engaged or will engage in any “directed selling efforts” (within the meaning of Regulation S) in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U. S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated: _______________________________	X ________________________________________
Authorized signatory

Name of Seller (please print)

Name of authorized signatory (please print)

Title of authorized signatory(please print)

Affirmation by Seller’s Broker-Dealer (required for sales pursuant to Section (B)(2)(b) above)

We have read the representation letter of________________(the “Seller”) dated_________, 20 _______, pursuant to which the Seller has requested that we sell, for the Seller’s account,______________[convertible debentures] [warrants] [common shares] represented by certificate number______________(the “Securities”) of the Corporation. We have executed sales of the Securities pursuant to Rule 904 of Regulation S on behalf of the Seller. In that connection, we hereby represent to you as follows:

(1)	no offer to sell Securities was made to a person in the United States;

C-1

(2)	the sale of the Securities was executed in, on or through the facilities of a “designated offshore securities market” (as defined in Regulation S), and, to the best of our knowledge, the sale was not pre-arranged with a buyer in the United States;

(3)	no “directed selling efforts” (as defined in Regulation S) were made in the United States by the undersigned, any affiliate of the undersigned, or any person acting on behalf of the undersigned; and

(4)	we have done no more than execute the order or orders to sell the Securities as agent for the Seller and will receive no more than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

For purposes of these representations: “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the undersigned; “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities (including, but not be limited to, the solicitation of offers to purchase the Securities from persons in the United States); and “United States” means the United States of America, its territories or possessions, any State of the United States, and the District of Columbia.

Legal counsel to the Corporation shall be entitled to rely upon the representations, warranties and covenants contained in this letter to the same extent as if this letter had been addressed to them.

Yours truly,

Name of Firm

By:______________________________________________

Title:_____________________________________________